UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant's Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A – 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)


Ticket Purchase
Houston IAH
Aeromexico Cc2087 Mexico
Click Mexicana 7628 Mexico
681 Villahermosa
ASUR

ASUR

AEROPUERTOS DEL SURESTE

2008 ANNUAL REPORT

from arrivals to departures...


and everything
LG
LG
LG
Departures
Time Est Terminal Check-in
Hora H.Est Terminal Mostrador
11:01
Boarding
Boarding
Delayed
Salidas - Departures

advertising :: banking & currency exchange :: cargo :: car rentals :: duty free


PHARMACY
Information
Información
Check-in
Exit
Salida
in between.

food & beverages :: ground transportation :: parking :: retail outlets :: teleservices

financial highlights

Dollars in millions as of December 31, 2008 Exchange rate of 13.8325 pesos per USD	2008	2007	2006	2005	2004
profit & loss statement					
Total Revenues	229	201	168	161	159
Commercial Revenues***	65	54	41	39	33
Operating Profit	100	84	62	62	68
Profit Before Taxes	112	85	62	63	64
Net Profit	76	38	40	44	49
Net Profit per ADS	2.53	1.26	1.32	1.47	1.63
balance sheet					
Current Assets	210	183	123	145	116
Total Assets	1,256	1,206	1,121	1,098	1,053
Total Liabilities	175	157	87	81	59
Shareholders' Equity	1,081	1,049	1,034	1,017	994
cash flow					
Cash at the Beginning of the Year	139	93	120	94	60
Operating Cash Flow	113	117	77	96	91
Financial Cash Flow	(69)	(23)	(22)	(21)	(17)
Investments	(58)	(48)	(82)	(49)	(39)
Cash at the End of the Year	125	139	93	120	94
others					
Passengers (Millions)*	17.75	16.24	13.78	13.32	13.90
EBITDA**	144	123	99	96	100

*Excludes transit and general aviation

**Net Income before provision for taxes, deferred taxes, deferred employees profit sharing, non-ordinary items, comprehensive financing cost, and depreciation and amortization

***ASUR classifies commercial revenues as those derived from the following activities: duty-free services, car rental, retail, banking and currency exchange, advertising, teleservices, nonpermanent ground transportation, food and beverage, and parking lots



Fernando Chico Pardo
Chief Executive Officer and Chairman of the Board

dear shareholders:

We have been implementing a series of initiatives and projects to reinforce the foundations that guarantee our sustained growth, maintaining our position as the leading airport group in Mexico and the Americas.

The year 2008 will be remembered all over the world as one of the most difficult in recent economic history; in particular, the increase in oil prices—and consequently in jet fuel prices—in the early part of the year led to airline bankruptcies in Mexico and internationally, and created serious concerns in the rest of the industry. Despite this, ASUR was once again able to increase passenger traffic, and in general terms achieved positive financial results, notwithstanding a downward trend in the final quarter of the year.

After growing by 17.9% in 2007, the number of passengers transported by the nine airports we operate (excluding transit and general aviation passengers) increased again by 9.3% in 2008, exceeding even our own expectations. Our international market grew by 11.3% and our domestic market by 6.9%, and we reached an annual total of almost 18 million passengers.

The company's total revenues were up by 13.7% and our operating margin rose by 18.7%.

Service quality, attention to the specific needs of our passengers and smooth-running airport operations helped us to achieve an increase in commercial revenues per passenger of 11.44%. Overall, commercial revenues were up 21.5% compared with the previous year.

Our profit per share in 2008 was 3.5 pesos, which is the best result in the history of the company.

These are just some of the key figures that show we had a good year in the face of adverse circumstances. We are now stronger and better prepared to tackle the challenges of the year 2009, which we expect to be much more difficult than 2008.



The current economic crisis has affected most nations around the world, and Mexico is no exception; the Mexican peso devalued considerably in the final months of 2008, which has pushed up operating costs in our airports but also reinforces the incentives to travel to our tourist destinations. Our company is on solid financial ground, but we are aware that the global financial crisis will last until the year 2010.

Among other investments during the year, we acquired 130 hectares of land in the Bahías de Huatulco area from the Mexican Fund for Tourism (FONATUR), thereby assuming a commitment to build 450 hotel rooms. We intend to enter into partnership agreements with third parties to comply with these terms. We are not attempting to change the company's core business, but we do expect to strengthen operations in one of our airports.

During 2009, we will begin operations on the second runway under construction at Cancún Airport, which we started in December 2005. The runway will be 2,800 meters long and 45 meters wide, and the project includes an entirely new, 93-meter-tall control tower, as well as a 900-meter taxiway that connects the two runways and is being built over a bridge to avoid disrupting the main access road to the airport.

The investment will significantly increase the airport's operating capacity and will allow considerable improvements in terms of slot assignments during peak hours. This will represent a major benefit for the airlines, which will enjoy a greater degree of flexibility in choosing what time they want to carry out their landing and takeoff operations.

During 2009, we also celebrate the first 10 years of the company's history. Over this period, we have improved the service we provide our clients, contributed to the personal development of our staff and overcome a series of challenging situations. We believe that we have a role to play in the growth of the regions where we operate and must contribute to sustainable social development.

Unfortunately, the performance of our shares during 2008 was not so positive: in Mexico City, their value fell by 38.9%, and the price of our ADS (American Depositary Share) in New York decreased by 36.6%.

Ensuring service quality and operations safety, making timely decisions for expansion projects, controlling operating costs and expenses prudently, making a contribution to society while respecting the environment, and promoting training and human development for our employees are just some of the basic principles that govern our day-to-day activities and that serve as the foundation for our growth and development as a company, while creating value for our shareholders.

I would like to thank all of ASUR's employees for their dedication, our clients for giving us the opportunity to serve them and our shareholders for their continued support during 2008.

Fernando Chico Pardo
Chief Executive Officer and Chairman of the Board


our strategy

Mérida
Cancún
Cozumel
Veracruz
Villahermosa
Minatitlán
Oaxaca
Huatulco
Tapachula

From arrivals to departures, we continue to work hard at improving our efficiency while maximizing service quality through the passenger experience, infrastructure investments and safety & security innovations.


the passenger experience
We are consolidating our position as a world-class network of efficient, attractive airports and promoting routes that satisfy the needs of passengers, airlines, tour operators and our airports.
Dior

Our objectives remain unchanged: to work constantly toward emulating the airports with the most efficient commercial operations in the world and to increase commercial revenues per passenger.


Venta de boletos de avión
Ticket Purchase

Our objectives have not changed: we are still working tirelessly to offer the best possible service to our clients, chief among them the airlines and our passengers, during the time they spend in our airports. Operations efficiency in an airport helps provide people with an enjoyable travel experience, and we are convinced that this makes an important contribution to how our clients perceive their journey when travelling through our facilities.

The ASUR service starts right at the terminal curbside and concludes when the plane takes off, or from the moment the plane is about to land until the time when the passenger leaves the airport along the access road. It is important to note that on most occasions, our staff members do not interact directly with the passenger on this journey; however, this does not diminish our commitment to offering service excellence, and we work closely with all the service providers and authorities that take part directly in the different stages of a passenger's transit through our airports in order to guarantee the highest possible standards in arriving, departing and everything in between.

At ASUR, we take care to provide an excellent service, and to do this we carefully analyze what goes on in each area of our infrastructure. We hire specialized companies to carry out detailed studies of both overall quality levels as well as individual elements; we focus on the service provided in each of our airports and in each stage of the travel process, and take action accordingly. In 2008, ASUR's airports were proud to receive excellent scores in the results of the world ASQ (Airport Service Quality) survey, performed by the Airports Council International, where we were ranked against a sample of more than 120 airports worldwide. We have even outranked some of Europe's privatized airports, which we know to have excellent standards.

Passengers' demands and needs change continuously, at different times of the year, within a given airport and even for a single individual. Travelers are sometimes businessmen and women and at other times may be part of a couple celebrating an anniversary or a group of people enjoying a family vacation. We know that each of these moments is unique and unrepeatable, and therefore the needs that arise from them are different. We work hard to try to ensure that these needs are covered at all times, from both an operations perspective and from the point of view of our commercial services, with the aim of achieving an excellent travel experience overall.

Our route development team represents a key element in our current business strategy—to attract new airlines, establish new routes, and increase frequencies on existing routes.







ASUR has many opportunities to develop our destinations and increase our visitor numbers, and we have a team dedicated exclusively to route development. They respond to the airlines' needs, to retain existing routes, increase flight frequencies and create new routes. Our goal is to increase the number of flights to our destinations.

The team also coordinates promotional activities for our destinations with tourism authorities and the airlines and tour operators interested in our airports. This makes route development a cornerstone of our business strategy and a key element for our commitment to promote the destinations where we operate. Route development also ensures improved services for airlines and better use of our own resources.

In 2008, ASUR organized the "Routes Americas" event in Cancún, which was attended by 300 delegates from 50 airlines and 80 airports worldwide. It was the first time this international event was held specifically for the Americas, and it was sponsored by local state governments, Mexico's Tourism Board and ASUR itself. The event will be repeated in 2009, to position Cancún as a destination on the world stage.

The industry response to 9/11 involved significant changes in airport security, including screening for all hold baggage. ASUR works hard to ensure that security measures like this affect our passengers minimally. This creates a travel experience that is pleasant but above all safe, and is possible thanks to the technology that we have invested in.

Some of our airports have crisis centers for security operations. These help us to prevent high-risk situations, provide immediate assistance for passengers, keep problems under control and assess other service providers that operate in our facilities. Coordinating the activities of the many institutions that work in an airport is a challenge, but it is also an opportunity to improve customer service.

Another ongoing large-scale investment, which will conclude in 2009, is the second runway and new control tower at Cancún International Airport. The project will increase the airport's capacity greatly, making it the first in Mexico with two runways for simultaneous use. The control tower will be the tallest and most technologically advanced in Latin America.

infrastructure investments


C2454

Through improving our infrastructure, we are providing better service to our customers and maximizing our revenues.

safety & security innovations



We are integrating new technologies to improve the safety and security of our visitors. Our modern, fully automated screening systems use cutting-edge technology.

Terminal 3 in Cancún Airport uses the most advanced technology available in the world and offers maximum security and the best service for our users.



Terminal 3 at Cancún Airport was designed and equipped using the most modern technology available in the world. This makes it possible for us to offer service excellence to our clients and to reduce operating costs, while caring for the environment by reducing our emissions of carbon into the atmosphere. Energy savings have been achieved by installing automated systems with movement sensors to control lighting, temperature, escalators and boarding bridges. In the case of the air conditioning system, this has a water pumping mechanism that extracts water from a well and finally returns it to the subsoil, after it has been used to reduce the temperature inside the building.

ASUR is proud of having designed and built a modern terminal that manages to achieve all the fundamental objectives that form part of our business strategy: safety, quality, service excellence, operating efficiency and environmental responsibility.

From the safety and security viewpoint, the terminal has the most advanced hand-luggage screening equipment that is currently available, allowing us to serve passengers faster and with fewer inconveniences. It also has a closed-circuit television system that is integrated with the access control and hold-baggage screening systems, and is fully automated.

The terminal has automatic check-in counters, as well as common-use counters that may be assigned to any airline, providing flexibility and lower operating costs for them and maximizing the use of infrastructure. Each counter also has passport scanners and boarding pass scanners and printers.

The terminal is quiet and discreet, with an elegantly simple design. Walking distances for passengers have been kept to a minimum, and the terminal is completely accessible for passengers with disabilities. It is also equipped with signage in Braille and other aids for the sight-impaired.

In addition to all the above, the terminal offers a wide range of commercial products within a pleasant, welcoming atmosphere, where our arriving and departing passengers can enjoy a few relaxing moments on their trip.

experienced leadership

board of directors

Fernando Chico Pardo, *Chairman*
Rasmus Christiansen
Francisco Garza Zambrano*
George J. Vojta*
Ricardo Guajardo Touché*
Luis Chico Pardo
Roberto Servitje Sendra*

operations committee

Fernando Chico Pardo, *Chairman*
Rasmus Christiansen
Roberto Servitje Sendra*

nominations and compensations committee

Rasmus Christiansen, *Chairman*
Fernando Chico Pardo
Roberto Servitje Sendra*

audit committee

Ricardo Guajardo Touché*, *Chairman*
George J. Vojta*
Francisco Garza Zambrano*

acquisitions and contracts committee

Fernando Chico Pardo, *Chairman*
Rasmus Christiansen
Ricardo Guajardo Touché*

**Independent Members*

executive officers

Fernando Chico Pardo
Chief Executive Officer

Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer

Claudio Góngora Morales
Chief Legal Officer

Héctor Navarrete Muñoz
Director of Regional Airports

Gabriel Gurméndez Armand-Ugón
Director of Cancún Airport

Manuel Gutiérrez Sola
Chief Commercial Officer

airport administrators

Gabriel Gurméndez Armand-Ugón
Cancún Airport

Simón Salazar Antón
Cozumel Airport

Margarita Arroyo Sparner
Huatulco Airport

Marco Góngora Aguilar
Mérida Airport

Oscar Pérez Torres
Minatitlán Airport

Antonio Martinez Vasquez**
Oaxaca Airport

Percy Damián Corzo
Tapachula Airport

Alejandro Pantoja López
Veracruz Airport

Alejandro Álvarez Conway
Villahermosa Airport

***Acting Airport Administrator*

consolidated audited financial statements

december 31, 2006, 2007 and 2008

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

report of independent public accountant



To the Stockholders of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries (Southeast Airport Group) as of December 31, 2007 and 2008, and the related consolidated statements of income, and of changes in stockholders' equity for each of the three years in the period ended December 31, 2008. We and we have also audited the consolidated statement of changes in the financial position for the years ended December 31, 2006 and 2007 and the consolidated statement of cash flows for the year ended the December 31, 2007 and 2008., respectively. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Mexican Financial Reporting Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements and that they were prepared in accordance with Mexican Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the Financial Reporting Standards used and significant estimates made by Management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries as of December 31, 2007 and 2008 and the consolidated results of operations, and changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2008, as well as the changes in the financial position for the years ended December 31, 2006 and 2007 and cash flows for the year ended December 31, 2008, in conformity with Mexican Financial Reporting Standards.

As explained in Note 2, beginning on January 1st, 2008, four new Mexican Financial Reporting Standards became effective. These are: a) B-10 Inflationary effects, b) B-2 Statement of cash flows, c) D-3 Employee benefits, and d) D-4 Income tax. Specific details of these standards and the effects of their prospective adoption from 2008 are described in such note.

Our audit was carried out for the purpose of issuing the opinion expressed abovein the paragraph on the aforeabove-mentioned basic consolidated financial statements. Note 17 to the consolidated financial statements, which presents a pertaining to the reconciliation of the effects of the differences between Mexican Financial Reporting Standards and accounting principles generally accepted in the United States of America, was prepared by the Company's Management. It; it is presented for the purpose of additional analysis, and is not considered indispensable for interpretation of the consolidated financial position, results of operations, changes in stockholders' equity, changes in financial position and cash flows.

The seventeen notes are an integral part of these consolidated financial statements, which were authorized for issuance on April 13, 2009, by the executive that signed completely these consolidated financial statements and its notes.

PricewaterhouseCoopers S. C.

C.P.A. Alfonso Infante Lozoya

Mexico City
April 13 , 2009.

consolidated balance sheets

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

As of December 31, (expressed in thousands of mexican pesos, as explained in note 2)	2007	2008
assets		
Current assets:		
Cash and marketable securities	Ps. 1,925,697	Ps. 1,733,512
Trade and other receivables, net (Note 3)	279,415	361,200
Recoverable taxes and other current assets	210,129	699,229
Total current assets	2,415,241	2,793,941
Land, machinery, furniture and equipment, net (Note 4)	541,604	1,080,812
Direct commercial operations rights, net of accumulated amortization of Ps. 59,401 and Ps. 75,566, respectively	26,931	10,766
Airport concessions, net of accumulated amortization of Ps. 2,271,861 and Ps. 2,476,739, respectively (Notes 5 and 6)	8,037,900	7,833,022
Rights to use airport facilities, net of accumulated amortization of Ps. 767,736 and Ps. 822,373, respectively (Notes 5 and 6)	2,189,975	2,123,865
Improvements to concessioned assets net (Note 7)	3,128,619	3,225,390
Recoverable asset tax	118,369	107,469
Deferred flat rate business tax—Asset (Note 12)	217,442	199,329
Total assets	Ps. 16,676,081	Ps. 17,374,594
liabilities and stockholders' equity		
Current liabilities:		
Trade accounts payable	Ps. 17,073	Ps. 10,022
Accrued expenses and other payables (Note 8)	299,929	611,548
Total current liabilities	317,002	621,570
Seniority premiums	8,494	7,473
Deferred income tax and employees' statutory profit sharing (Note 12)	1,138,475	1,091,206
Deferred flat rate business tax—Liability (Note 12)	706,583	699,349
Total liabilities	2,170,554	2,419,598
Commitments and contingencies (Note 15)		
Stockholders' equity (Note 9):		
Capital stock	12,799,204	12,799,204
Legal reserve	167,926	194,044
Reserve for repurchase of stock	—	—
Retained earnings	1,538,397	1,961,748
Total stockholders' equity	14,505,527	14,954,996
Total liabilities and stockholders' equity	Ps. 16,676,081	Ps. 17,374,594

The eighteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on April 13, 2009, by the executive that signed completely these consolidated financial statements and its notes.



C.P.A. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

consolidated statements of income

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

For the Years Ended December 31, (expressed in thousands of mexican pesos, as explained in note 2, except per share amounts)	2006	2007	2008
revenues:			
Aeronautical services	Ps. 1,647,594	Ps. 1,890,950	Ps. 2,101,879
Non-aeronautical services	675,530	894,941	1,066,828
Total revenues	2,323,124	2,785,891	3,168,707
operating expenses:			
Cost of services, excluding depreciation and amortization	665,275	743,642	810,101
Technical assistance fee	73,707	91,945	104,485
Government concession fee	116,007	139,294	154,752
General and administrative expenses	101,156	104,019	114,159
Depreciation and amortization	506,124	540,821	601,513
Total cost and operating expenses	1,462,269	1,619,721	1,785,010
comprehensive financing result:			
Interest income, net	103,322	106,482	137,454
Exchange gains, net	4,106	1,612	36,818
Loss from monetary position	(91,642)	(92,950)	—
Net comprehensive financing income	15,786	15,144	174,272
Non-ordinary items, net of deferred income of Ps. 2,557 in 2006 (Note 1)	(16,242)	(2,385)	(9,734)
Income before taxes	860,399	1,178,929	1,548,235
Provisions for (Note 12):			
Asset tax	44,935	21,899	60,091
Income tax	267,497	145,528	349,571
Flat rate business tax	—	489,141	89,104
Net income	Ps. 547,967	Ps. 522,361	Ps. 1,049,469
Earnings per share (Note 9)	Ps. 1.83	Ps. 1.74	Ps. 3.50

The eighteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on April 13, 2009, by the executive that signed completely these consolidated financial statements and its notes.



C.P.A. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

consolidated statements of changes in stockholders' equity

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

For the Years Ended December 31, 2006, 2007 and 2008 (expressed in thousands of mexican pesos, as explained in note 2)	Capital Stock	Legal Reserve	Reserve for Repurchase of Stock	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2005	Ps. 12,799,204	Ps. 110,705	Ps. 545,232	Ps. 608,045	Ps. 14,063,186
Transfer to legal reserve		30,081		(30,081)	—
Transfer to reserve for repurchase of stock			263,732	(263,732)	—
Dividends paid				(218,582)	(218,582)
Income tax paid on dividends				(89,283)	(89,283)
Comprehensive income				547,967	547,967
Balance at December 31, 2006	12,799,204	140,786	808,964	554,334	14,303,288
Transfer to legal reserve		27,140		(27,140)	—
Transfer to reserve for repurchase of stock			194,464	(194,464)	—
Reserve for repurchase of stock cancellation			(1,003,428)	1,003,428	—
Dividends paid				(231,249)	(231,249)
Income tax paid on dividends				(88,873)	(88,873)
Comprehensive income				522,361	522,361
Balance at December 31, 2007	12,799,204	167,926		1,538,397	14,505,527
Transfer to legal reserve		26,118		(26,118)	—
Dividends paid				(600,000)	(600,000)
Comprehensive income				1,049,469	1,049,469
Balance at December 31, 2008	Ps. 12,799,204	Ps. 194,044	Ps. —	Ps. 1,961,748	Ps. 14,954,996

The eighteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on April 13, 2009, by the executive that signed completely these consolidated financial statements and its notes.



C.P.A. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

consolidated statement of cash flows

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

For the Year Ended December 31, (expressed in thousands of mexican pesos, as explained in note 2)	2008
Operating activities:	
Income before taxes	Ps. 1,548,235
Items related to investing activities:	
Depreciation and amortization	601,513
Cancellation of deferred employees' statutory profit sharing	(37,496)
Interest income	(139,679)
Trade receivables	(81,785)
Recoverable taxes and other current assets	(137,836)
Income taxes paid	(178,966)
Trade accounts payable, accrued expenses and other payables	(18,814)
Net cash flow provided by operating activities	1,555,172
Investing activities:	
Purchase of improvements to concessioned assets, land, machinery, furniture and equipment	(935,772)
Interest income	139,679
Net cash flow used in investing activities	(796,093)
Financing activities:	
Dividends paid	(600,000)
Tax on dividends paid	(351,264)
Net cash flow used in financing activities	(951,264)
Decrease in cash and marketable securities	(192,185)
Cash and marketable securities, beginning of period	1,925,697
Cash and marketable securities, end of period	Ps. 1,733,512

The eighteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on April 13, 2009, by the executive that signed completely these consolidated financial statements and its notes.



C.P.A. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

consolidated statements of changes in financial position

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

For the Years Ended December 31, (expressed in thousands of mexican pesos in purchasing power as of December 31, 2007)	2006	2007
Operating activities:		
Net income	Ps. 547,967	Ps. 522,361
Adjustments to reconcile net income to resources provided by (used in) operating activities:		
Depreciation and amortization	506,124	540,821
Deferred income tax	267,497	80,890
Deferred flat rate business tax	—	489,141
Changes in operating assets and liabilities:		
Trade receivables	(68,614)	(35,020)
Recoverable taxes and other current assets	5,503	(44,258)
Recoverable asset tax	(80,979)	—
Trade accounts payable, accrued expenses and other payables	(107,094)	68,691
Resources provided by operating activities	1,070,404	1,622,626
Financing activities:		
Dividends paid	(218,582)	(231,249)
Tax on dividends paid	(89,283)	(88,873)
Resources used in financing activities	(307,865)	(320,122)
Investing activities:		
Purchase of improvements to concessioned assets, land, machinery, furniture and equipment	(1,129,915)	(665,160)
Resources used in investing activities	(1,129,915)	(665,160)
Increase in cash and marketable securities	(367,376)	637,344
Cash and marketable securities, beginning of period	1,655,729	1,288,353
Cash and marketable securities, end of period	Ps. 1,288,353	Ps. 1,925,697

The eighteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on April 13, 2009, by the executive that signed completely these consolidated financial statements and its notes.



C.P.A. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

notes to the consolidated financial statements

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

(expressed in thousands of mexican pesos, as explained in note 2, except per share and share amounts)

note one

FORMATION AND DESCRIPTION OF BUSINESS

Grupo Aeroportuario del Sureste, S. A. B. de C. V. ("ASUR"), a Mexican company, was incorporated in April 1998, as a wholly-owned entity of the Mexican government to operate, maintain and develop nine airports in the Southeast region of Mexico. The nine airports are located in the following cities: Cancún, Cozumel, Mérida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula and Minatitlán. ASUR and its subsidiaries are collectively referred to as the "Company."

In June 1998, the Ministry of Communications and Transportation granted to subsidiaries of ASUR the concessions to operate, maintain and develop the nine airports of the Southeast group for a period of 50 years commencing on November 1, 1998, for Ps. 12,710,426 (December 31, 2007 constant pesos), excluding value added tax. The concession period may be extended by the parties under certain circumstances. The acquisition cost of the airport concessions was paid through capitalization of liabilities assumed by the Mexican federal government and subsequently the issuance of capital stock of ASUR.

Notwithstanding the Company's rights to operate, maintain and develop the nine airports, pursuant to the Mexican General Law of National Assets, all the permanent fixed assets in the airports are owned by the Mexican nation. Upon expiration of the Company's concessions, these assets, including any improvements made during the term of the concessions, automatically revert to the Mexican nation.

In December 1998 and in March 1999, the Mexican government sold an aggregate 15% equity interest in ASUR to Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (ITA), pursuant to a public bidding process. ITA, an entity owned by Mr. Fernando Chico Pardo and 49% by Copenhagen Airports, paid the Mexican government an aggregate of Ps. 1,165,076 (nominal), excluding interest, in exchange for: (i) 45,000,000 Class I Series BB shares representing 15% of ASUR's capital stock; (ii) options to purchase newly issued shares representing 2%, 2% and 1% of total shares outstanding at the time of exercise, each determined on a fully diluted basis, from December 18, 2001 to December 18, 2005; and (iii) the right and obligation to enter into several agreements, including a technical assistance agreement, under terms established during the bidding process. As of December 31, 2005 all options were forfeited (see Note 9).

With respect to the ASUR shares not held by ITA, on September 28, 2000, the Mexican government held a public offer for 221,739,130 Series "B" shares representing 73.9% ASUR's shares. On March 8, 2005, the Mexican government held a public offer for 33,260,870 Series "B" shares representing 11.1% ASUR's remaining shares it owned. As of December 31, 2006, ASUR's shareholders are represented by public investors (85%) and ITA (15%).

Series BB shares held by ITA grant ITA certain rights including the right to name two members of the Board of Directors of the Company, and veto rights with respect to certain corporate shares. The technical assistance contract grants ITA certain rights including the right to name and remove the chief executive officer, and half the members of the Company's Executive Management.

On April 27, 2006, in compliance with the provisions of the Mexican Stock Market Law *(Ley del Mercado de Valores)* published on December 30, 2005, the Company's shareholders resolved at an Extraordinary General Meeting to change the name of the Company from Grupo Aeroportuario del Sureste, S. A. de C. V. to Grupo Aeroportuario del Sureste, S. A. B. de C. V. They also amended the Company bylaws to reflect the new composition, organization and functions of the Company's corporate governance bodies and the new rights of minority shareholders.

On March 29, 2007, ITA approved the conversion of 7.35% of the BB series shares into B series shares.

On June 19, 2007, the tender offers initiated by Mr Fernando Chico Pardo in the United States and Mexico for our Series B shares expired, and as result, Agrupacion Aeroportuaria Internacional, S. A. de C. V. and Agrupacion Aeroportuaria Internacional II, S. A. de C. V., entities indirectly owned and controlled by Fernando Chico Pardo, acquired 19.91% Series B shares.

In addition, ITA, an entity owned 51% by Mr. Fernando Chico Pardo and 49% by Copenhagen Airports A/S, holds Series BB shares representing 7.65% of our capital stock which provide it with special management rights (see note 9).

At December 31, 2008, ASUR's capital stock was represented by the great investing public (72.44%), Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (7.65%), Agrupación Aeroportuaria Internacional, S. A. de C. V. (7.35%) and Agrupación Aeroportuaria Internacional II, S. A. de C. V. (12.56%).

In October 2005, Hurricane Wilma caused severe damage to large portions of Cancun, Mexico. The storm resulted in extensive flooding in Cancun and Cozumel airports, severe damage in Terminal 1 building and damage (electrical installations, other equipment, etc.) in Terminal 2 building and corporate offices building in Cancun airport.

As a result, as of December 31, 2005, the Company wrote off Terminal 1 building, provided for the estimated restoration costs for Terminal 2 building and corporate offices building in Cancun airport, and incurred other losses.

In July 2006, the Company was instructed by the Mexican Government to repair the Terminal 1 building and therefore the Company reversed a portion of the 2005 write-off related to certain assets of Terminal 1 which were once again to be placed in service. In addition, during 2006, the Company recognized the actual restoration costs on the Terminal 2 building and corporate offices and the insurance remaining settlements amounts. As of December 31, 2006, the balance of the account receivable from the insurance company had been collected.

During August 2007, Hurricane Dean hit the Yucatan Peninsula, and even though Cancun, Cozumel and Merida Airports infrastructure was not damaged, the Company incurred certain restoration costs that were classified as non-ordinary loss on natural disasters in the results of operations of the year as indicated in the table below.

The components of the non-ordinary items for the years ended December 31, 2006, 2007 are as follows:

	2006	2007
Terminal 1 building write-off (reversal)	Ps. (50,369)	Ps. —
Restoration costs	62,296	2,385
Insurance deductible	—	—
Other expenses	—	—
Other losses for natural disasters in other airports	1,579	—
Insurance recovery	(3,633)	—
Deferred taxes	(2,557)	—
Net loss on natural disasters	7,316	2,385
Restructuring and contract termination fees	8,926	—
Net non-ordinary items	Ps. 16,242	Ps. 2,385

note two
BASIS OF PREPARATION

The accompanying consolidated financial statements have been prepared to comply with the Mexican Financial Reporting Standards (MFRS). The Company has prepared its income statement classifying it by the function of their components, since the global classification of costs and expenses in general allows for an understanding of the most important allocations related to the main activity

Beginning on January 1, 2008, the following MFRS issued by the Mexican Financial Reporting Standards Board (CINIF by its Spanish acronym), have been adopted by the Company for the preparation of these consolidated financial statements. The new accounting policies are as follows:

notes to the consolidated financial statements

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

MEXICAN FINANCIAL REPORTING STANDARD B-10 "INFLATION EFFECTS" (MFRS B-10)

The provisions of the MFRS B-10 define the concept of the economic environment as either inflationary or non-inflationary. On this basis, as of 2008, the Mexican economy is considered non-inflationary environment, as accumulated inflation over the previous three years is below 26% (the higher limit for an economy to be considered as non-inflationary). Consequently, as of January 1st, 2008, we are required to suspend recognition of the effects of inflation in our financial reporting (suspension of inflationary accounting). As a result, the figures at December 31, 2008, contained in the attached consolidated financial statements are presented in historical Mexican pesos, modified by the effects of inflation on the financial information recognized up to December 31, 2007. The figures as of December 31, 2007, are expressed in Mexican pesos at the purchasing power on that date.

In 2008, the Company did not recognize inflationary effects due to the fact that accumulated inflation for the last three years is 11.56%, and therefore we are considered to be operating in a non-inflationary environment.

MEXICAN FINANCIAL REPORTING STANDARD B-2 "CASH FLOW STATEMENT" (MFRS B-2)

In accordance with the provisions of MFRS B-2, the Company has prepared a consolidated cash flow statement as a basic financial statement for the year ending December 31, 2008. This shows the inflows and outflows of cash that represent the Company's generation or application of earnings during the year, classified according to whether they are for operating, investing or financing purposes. For this purpose, the Company has used the indirect method, which presents consolidated profit or loss before taxes, adjusted for the effects of operations in previous periods that have been charged or paid for during the current period and of operations in the current period that will be charged or paid for in the future. The provisions of this MFRS are intended for a prospective application. Up to December 31, 2007, the consolidated statement of changes in financial situation was presented as a basic financial statement, which classifies changes in financial situation according to operating, financing and investment activities. This statement is presented in pesos at the purchasing power as of that date.

MEXICAN FINANCIAL REPORTING STANDARD D-3 "EMPLOYEE BENEFITS" (MFRS D-3)

The new provisions of MFRS D-3, applicable prospectively as of January 1st, 2008, have created the following changes, among others:

The reduction of amortization periods for items corresponding to past services which are now amortized over a five-year term. Up to December 31, 2007, past services were amortized based on an estimate of employees' service period.

In addition, the provision of the new MFRS required the cancellation of the additional liability and its counterpart of intangible assets.

The determination of deferred Employee Profit Sharing (PTU) is based on the assets and liabilities method with an integral approach; and they are recognized when it is probable that these benefits will be paid or recovered from employees rendering services in the future.

MEXICAN FINANCIAL REPORTING STANDARD D-4 "INCOME TAX" (MFRS D-4)

The changes established in the new MFRS D-4 require, among other things, the reclassification to retained earnings of the balance corresponding to the accumulated deferred income tax effect, which originated upon initial adoption of the deferred tax standard.

IFRIC-12 CONCESSIONS (IFRIC-12)

As of 2008, the Company has adopted supplementarily the guidelines of the International Financial Reporting Interpretation Committee (IFRIC) contained in interpretation Number 12 Concessions (IFRIC-12), which establishes the rules for classifying and recording assets under concession, their amortization and maintenance. IFRIC-12, which came into effect on January 1, 2008, is applied supplementarily in Mexico, as established in MFRS A-8 Complementary Status.

The result of the aforementioned adoption was the separate presentation of improvements to assets under concession from machinery, furniture and equipment, where it was previously presented on the consolidated balance sheet. IFRIC-12 had no effect on the consolidated results of the Company or its subsidiaries for the year ending December 31, 2008.

The attached consolidated financial statement and their notes were authorized for publication on February 18th, 2009, by the Company's Audit Committee except for note 17 which was approved on 4/13/2009.

note three

SUMMARY OF SIGNIFICANT MEXICAN FRS ACCOUNTING POLICIES

Below is a summary of the most significant accounting policies, which have been consistently applied in the years reported on, unless otherwise indicated. As explained in note 2, the figures as of December 31, 2008, in the attached consolidated financial statements are presented in historical Mexican pesos, modified for the effects of inflation on the financial information recognized as of December 31, 2007. The figures as of December 31, 2007, are expressed in Mexican pesos at the purchasing power of that date.

item a

BASIS OF PRESENTATION

The consolidated Subsidiaries of the Company are:

	Subsidiary	Ownership Interest (Direct and Indirect)
	2007	2008
Aeropuerto de Cancún, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Cozumel, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Mérida, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Huatulco, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Oaxaca, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Veracruz, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Villahermosa, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Tapachula, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Minatitlán, S. A. de C. V.	99.99%	99.99%
RH Asur, S. A. de C. V. (*)	—	99.99%
Servicios Aeroportuarios del Sureste, S. A. de C. V.	99.99%	99.99%

(*) Company incorporated on February 1, 2008, with an indefinite duration and whose principal activity is to provide professional services.

All significant balances and transactions among the consolidated companies have been eliminated. The consolidation was carried out on the basis of audited financial statements of the subsidiaries (see note 14).

The preparation of consolidated financial statements in conformity with Mexican Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates and assumptions include the estimated fair value of environmental liabilities assumed.

item b

CASH AND MARKETABLE SECURITIES

Cash and marketable securities include cash and temporary investments in securities convertible into cash in the short term (less than one year). As of December 31, 2008 and 2007, cash and temporary investments consisted primarily of money market accounts and short-term bonds issued by the Mexican government that are valued at market price.

item c

DERIVATIVES

The Company identified an embedded derivative in the currency component associated with an operating lease contract, whose revenues are denominated in U.S. dollars, entered into between parties whose functional currency is the Mexican peso. These were classified as trading derivatives.

item d

MACHINERY, FURNITURE AND EQUIPMENT, NET

As of December 31, 2008, the machinery, furniture and equipment are expressed as follows: i) acquisition subsequent to January 1, 2008 at their historical cost and ii) acquisitions until December 31, 2007 at their restated value determined by applying CPI factors up to December 31, 2007. Consequently, at December 31, 2008, the property, plant and equipment are expressed at their modified historical costs.

notes to the consolidated financial statements

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

Depreciation of machinery, furniture and equipment is based upon the restated carrying value of the assets and is recognized using the straight-line method over the lesser of the concession term and the estimated useful lives of the assets. The useful lives of the Company's machinery, furniture and equipment are as follows:

	Years
Machinery and equipment	10
Office furniture and equipment	10
Computer equipment	3
Automotive equipment	4
Other	various

When assets are retired or otherwise disposed of, the restated cost and accumulated depreciation are removed from the accounts and any gain or loss is recorded in results of operations.

Maintenance and repairs are expensed as incurred. Cost of major replacements and improvements are capitalized.

item e

RIGHTS TO USE AIRPORT FACILITIES, ENVIRONMENTAL LIABILITIES AND AIRPORT CONCESSIONS

Rights to use airport facilities and airport concessions include the acquisition of the nine airport concessions and the rights acquired from Cancun Air, Dicas and Aeropremier. Although the Company has, through its concessions, the rights to operate, maintain and develop the nine airports, all the permanent fixed assets in the airports are owned by the Mexican nation. Upon termination of the Company's concessions, these assets, including any improvements made during the term of the concessions automatically revert to the Mexican nation.

The acquisition costs of the nine airports concessions and the acquisition costs of rights acquired from others entities were allocated to the rights to use the airport facilities and to certain environmental liabilities assumed with the excess acquisition cost recorded as airport concessions. The amounts allocated to the rights to use the airport facilities were based on the depreciated replacement cost of the assets as determined by an independent appraiser. The amounts allocated to the environmental liabilities assumed were based on management's best estimate of the actual costs to be incurred and reflect the terms of the agreement with the environmental authorities (see note 5).

Actually, the rights to use airports facilities, improvements to concessioned assets and airports concessions are expressed as follows: i) acquisition subsequent to January 1, 2008 at their historical cost and ii) acquisitions until December 31, 2007 at their restated value determined by applying CPI factors cost up to December 31, 2007. Consequently, at December 31, 2008, rights to use airports facilities, improvements to concessioned assets and airports concessions are expressed at their modified historical costs.

The rights to use the airports facilities are being amortized on a straight-line basis over the estimated remaining useful lives of the underlying assets. The amounts allocated to the airports concessions are being amortized on a straight-line basis over the life of the concessions and the rights acquired.

item f

REVIEW OF THE BOOK VALUE OF LONG-LIVED ASSETS

The Company estimates the recoverable value of the rights to use airport facilities, airport concessions and improvements to concessioned assets to be the estimated discounted future net cash flows from the nine airport concessions in the aggregate as the Company is not permitted to dispose of or cease operating any individual airport. If the carrying value of the assets exceeds the recoverable value an impairment loss is recognized. As of December 31, 2007 and 2008, the recoverable value exceeded the carrying value.

The procedures and criterion used by the Company are in line with the provisions of Bulletin C-15, "Impairment in the Value of Long-lived Assets and Their Disposal."

item g

EMPLOYEES BENEFITS—SENIORITY PREMIUMS AND EMPLOYEE SEVERANCE PAY

Seniority premiums, to which Employees are entitled upon termination of employment after 15 years of service and severance payments, which represent 20 days of salary for each year of services rendered, are recorded as a cost of the years in which the respective services are rendered, based on actuarial studies carried out using the projected unit credit method.

The provision for severance payments as a result of involuntary redundancies is calculated using the projected unit credit method. The initial effect is recognized over the average working life of Employees, in accordance with the accounting principle, and it therefore has no significant effects on the consolidated results of the year, affecting mainly deferred assets and long-term liabilities.

With regard to items pending amortization as of December 31, 2007, which are known as transition liabilities and include the labor cost for past services and actuarial gains (losses) pending amortization, these are amortized as of January 1, 2008, over a period of five years instead of over the estimated service period of the employee, as until 2007.

As of January 1, 2008, actuarial studies of Employee benefits incorporate the hypothesis of compensation increase as a part of defined benefits liability. Similarly, as of that date, the additional liability and its corresponding intangible assets were canceled, as was the component in accounting equity recognized prior to December 31, 2007.

As of January 1, 2008, the Company incorporated the treatment of the Employees' statutory profit sharing ("PTU") current and deferred, as an expense relating to labor obligations instead of a tax on profits. Deferred PTU is recorded only for those differences that exist between the net profit of the accounting year and the tax year applicable for PTU purposes, which are reasonably assumed will create a liability or a benefit in the future.

item h

STOCKHOLDERS' EQUITY

Capital stock, legal reserve, reserve for repurchase stock and retained earnings are expressed at their restated historical cost, determined by applying CPI rates to historical cost. Movements in these accounts in 2008 are expressed at historical cost. Transfers to the retained earnings account were stated in pesos at the purchasing power of December 31, 2007.

item i

REVENUE RECOGNITION

Revenues are obtained from aeronautical services, which generally relate to the use of airport infrastructure by air carriers and passengers, and from non-aeronautical services.

Aeronautical services revenues consist of a passenger charge for each departing passenger (excluding diplomats, infants, and transfer and transit passengers), a landing charge based on the average between aircraft's maximum takeoff weight and the zero-fuel weight and hour of arrival, aircraft parking charges based on the time an aircraft is on the ground and hour of arrival, passenger walkway charges for the connection of aircraft to the terminal, based on hour of arrival, and airport security charges for each departing passenger. Aeronautical services revenue is recognized as passengers depart, at the time of landings and as services are provided, as the case may be.

Non-aeronautical services revenues consist primarily of the leasing of space in the airport terminals, access fees received from third parties providing handling, catering and other services at the airports and miscellaneous other revenues.

Rental income is recognized on terminal space which is leased through operating leases. Such leases stipulate either: i) fixed monthly rental fees, or ii) fees based on the greater of a minimum monthly rental fee, a specified percentage of the lessee's monthly revenues or the number of departing passengers. Access fees and other services revenues are recognized as services are provided. All amounts are calculated and recognized on a monthly basis.

notes to the consolidated financial statements

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

Under the Airport Law and its regulations, the Company's revenues are classified as Airport Services, Complementary Services or Commercial Services. Airport Services consist primarily of the use of runways, taxiways and aprons for landings and departures, aircraft parking, the use of passenger walkways, security services, hangars, automobile parking facilities as well as the general use of terminal space and other infrastructure by aircraft, passengers and cargo, including the lease of space essential for the operation of airlines and complementary service providers. Complementary Services consist primarily of ramp and handling services, catering, maintenance and repair and related activities that provide support to air carriers. Revenues from access fees charged to third parties providing complementary services are classified as Airport Services. Commercial Services consist of services that are not considered essential to the operation of an airport, such as the lease of space to retailers, restaurants and banks.

The following table presents the Company's revenues for the years ended December 31, 2006, 2007 and 2008, using the classifications established under the Airport Law and its regulations (see below for discussion of revenue regulation):

	Years Ended December 31,		
	2006	2007	2008
Regulated services:			
Airport services	Ps. 1,734,473	Ps. 1,991,745	Ps. 2,211,226
Non-regulated services:			
Airport services:			
Access fees from non-permanent ground transportation	9,022	12,053	14,679
Car parking lots and related access fees	39,128	47,557	48,431
Other access fees	2,451	4,198	3,227
Commercial services	513,140	684,794	840,984
Other services	24,910	45,544	50,160
Total non-regulated services	588,651	794,146	957,481
	Ps. 2,323,124	Ps. 2,785,891	Ps. 3,168,707

The allowance for doubtful accounts receivable is recognized on the basis of studies conducted by the Company's Management and is considered sufficient to absorb losses under policies established by the Company.

item j
TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

Monetary assets and liabilities denominated in foreign currencies are translated into Mexican pesos at the exchange rates in effect as of the balance sheet dates. Currency exchange fluctuations are included in income for the period and reflected in comprehensive financing cost.

item k
DEFERRED INCOME TAX, DEFERRED FLAT RATE BUSINESS TAX AND TAX ON DIVIDENDS

The deferred income tax and IETU are recorded based on the comprehensive asset-and-liability method, which consists of recognizing deferred tax on all temporary differences between the book and tax values of assets and liabilities to be materialized in the future (see note 12).

Beginning on October 1, 2007, based on financial and tax projections of each subsidiary which show that, with the exception of Aeropuerto de Cancún, S. A. de C. V. (Cancún Airport), the rest of the Subsidiaries will essentially pay IETU in the future, the Company wrote off net Ps. 150 million, representing the cumulative deferred income taxes of these subsidiaries. In addition, as of December 31, 2007, the Company recognized a deferred IETU tax liability of Ps. 706.6 million and deferred IETU tax asset of Ps. 217.4 million corresponding to timing differences generated in the calculation of the IETU taxable base which are expected to materialize in future periods in the following subsidiaries: Aeropuerto de Cozumel, S. A. de C. V., Aeropuerto de Mérida, S. A. de C. V., Aeropuerto de Oaxaca, S. A. de C. V., Aeropuerto de Tapachula, S. A. de C. V., Aeropuerto de Veracruz, S. A. de C. V., Aeropuerto de Villahermosa, S. A. de C. V. and Servicios Aeroportuarios del Sureste, S. A. de C. V.

Tax incurred on dividends paid is recorded in 2006 and 2007 against retained earnings, in accordance with Mexican Financial Reporting Standard D-4 issued by the Commission on Accounting Principles of the MIPA. In 2008, it was recognized as a tax benefit in the Consolidated Balance Sheet as it may be credited against income tax incurred in the following two years, in accordance with the tax regulations currently in force.

item l

LOSS FROM MONETARY POSITION

As of December 31st, 2007, the loss from monetary position shown in the consolidated profit and loss statements represents the inflationary loss according to the Mexican CPI, on net monthly monetary assets and liabilities in the year, expressed in pesos at the purchasing power as of that date.

item m

COMPREHENSIVE INCOME

Comprehensive income is represented by the net income plus items required by specific accounting standards to be reflected in stockholders' equity but which do not constitute capital contributions, reductions or distributions. The amounts of the comprehensive income from 2006, 2007 and 2008 are expressed at their modified historical pesos and pesos of purchasing power of December 31, 2007, respectively.

item n

EARNINGS PER SHARE

Basic earnings per share were computed by dividing income available to stockholders by the weighted-average number of shares outstanding (see note 9). Weighted-average shares outstanding for calculating diluted earnings per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into shares, using the treasury stock method. Under the treasury stock method, proceeds received from the assumed exercise of the stock options would be used to repurchase the Company's shares at the average market price during the period.

The weighted-average shares outstanding for calculating both basic and diluted earnings per share was 300 million shares for the years ended December 31, 2006, 2007 and 2008.

item o

CONCENTRATIONS

Approximately 76% of revenues during the years ended December 31, 2006, 2007 and 2008, respectively, were generated from operations at the Cancún International Airport.

As of December 31, 2006, 2007 and 2008, the Company maintained its cash and marketable securities with a major Mexican brokerage firm and other Mexican financial institutions. The Company would be adversely affected in the event of non-performance by any of these institutions. Management does not anticipate non-performance.

item p

RECENTLY ISSUED ACCOUNTING STANDARDS

During the last months of 2008, the *Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF)* issued a series of Financial Reporting Standards and two interpretations (INIF), whose application will be as from January 1, 2009, and January 1, 2010 for INIF 14. It is considered that such MFRS and their interpretations will not have a significant impact in the financial information to be presented by the Company.

MFRS B-7, "Business acquisitions"—Establishes the general standards for valuation and disclosure in the initial recognition of the net assets acquired in a business acquisition at acquisition date, as well as the non-controlling involvement and other items that may arise in them, such as goodwill and purchase gain. This standard supersedes the Bulletin B-7 "Business acquisitions" which is effective up to December 31, 2008.

MFRS B-8 "Consolidated and combined financial statements"—Establishes the general standards for the preparation and presentation of the consolidated and combined financial statements; as well as for the disclosures accompanying such financial statements. This MFRS supersedes the Bulletin B-8 "Consolidated and combined financial statements and valuation of permanent share investments," which is effective up to December 31, 2008.

MFRS C-7 "Investment in associates and other permanent investments"—Establishes the standards for the accounting recognition of the investments in associates, as well as other permanent investments on which there are no control, joint control or significant influence.

notes to the consolidated financial statements

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

MFRS C-8 "Intangible Assets"—Establishes the valuation, presentation and disclosure rules for the recognition both initial and subsequent of the intangible assets acquired individually or through a business acquisition, or internally generated during the normal course of the entity's operations. This MFRS supersedes the Bulletin C-8 "Intangible Assets" which is effective up to December 31, 2008.

MFRS D-8 "Share based payments"—Establishes the standards that should be observed in the recognition of the share based payments in the financial information. This MFRS supersedes the supplemental application in Mexico of the IFRS 2 Share based payments issued by the Consejo Internacional de Normas de Información Financiera.

Also the CINIF has issued the following interpretations to the Financial Reporting Standards (INIF):

INIF 14 "Contracts on construction, sale and rendering of services related to real estate" which contemplates the regulation in the Bulletin D-7 Contracts on construction and manufacturing of some capital goods. This interpretation will became effective as from January 1, 2010 for all the entities executing contracts on construction, sale and rendering of services related to real estate. Its early adoption is allowed.

note four

TRADE RECEIVABLES, NET

As of December 31, 2007 and 2008, trade receivables, net consist of the following:

	December 31,	
	2007	2008
Trade receivables	Ps. 280,350	Ps. 370,627
Less: allowance for doubtful accounts	(935)	(9,427)
Net	Ps. 279,415	Ps. 361,200

The following table presents the roll forward of the allowance for doubtful accounts for the years ended December 31, 2006, 2007 and 2008:

	December 31,		
	2006	2007	2008
Balance at the beginning of the period	Ps. (10,522)	Ps. (300)	Ps. (935)
Increases, applications and cancellations, net	9,530	(646)	(8,492)
Effects of inflation	692	11	—
Balance at the end of the period	Ps. (300)	Ps. (935)	Ps. (9,427)

note five

LAND, MACHINERY, FURNITURE AND EQUIPMENT

As of December 31, 2007 and 2008, the machinery, furniture and equipment, net consist of the following:

	December 31,		Depreciation
	2007	2008	Rate
Machinery and equipment	Ps. 100,006	Ps. 132,991	10%
Office furniture and equipment	121,286	130,460	10%
Automotive equipment	173,464	175,959	25%
Others	4,729	5,603	Other
	399,485	445,013	
Less: accumulated depreciation	(234,331)	(267,129)	
Total	165,154	177,884	
Land[(a)]	117,800	437,052	
Construction in progress[(b)]	221,626	411,570	
Advances to contractors	37,024	54,306	
Net	Ps. 541,604	Ps. 1,080,812	

Depreciation expense for the years ended December 31, 2006, 2007 and 2008 was Ps. 33,937, Ps. 40,863 and Ps. 46,154, respectively.

(a) In October 2008, the Company acquired, through public bid and with the authorization of the Board of Directors, 130.3 hectares of land in Huatulco for a total $286,283. See acquired commitments in note 15d.

(b) At December 31, 2007 and 2008, works in progress include $104,490 and $379,820, respectively, corresponding to the projects involving runway 2 and the control tower currently under construction at the Cancun Airport, considered in the Master Development Plan described in note 15.

note six
AIRPORT CONCESSIONS

As stated in note 1, in June 1998, the Ministry of Communications and Transportation granted to the Company the concessions to operate, maintain and develop nine airports in the Southeast region of Mexico for Ps. 12,710,426 (December 31, 2007 constant pesos). The total cost of the airport concessions, at the acquisition date, were allocated to the rights to use the airport facilities based on the assets' depreciated replacement cost, as determined by an independent appraiser, and to certain environmental liabilities assumed based on Management's best estimate of the actual costs to be incurred, with the excess acquisition cost allocated to the airport concessions as follows:

Acquisition cost allocated to:	Ps. 12,710,426
Rights to use airport facilities:	
Runways, taxiways, and aprons	Ps. 1,582,491
Buildings	511,858
Other infrastructure	132,067
Land	684,725
	2,911,141
Environmental liabilities	(15,529)
Airport concessions	9,814,814
Total	Ps. 12,710,426

Total amortization expense for the years ended December 31, 2006, 2007 and 2008, was Ps. 274,587, Ps. 252,759 and Ps. 260,930, respectively.

Each of the Company's airport concessions contains the following basic terms and conditions:

- The concession holder should undertake the construction, improvement or maintenance of the facilities in accordance with its Master Development Plan and is required to update the plan every five years (see note 15).
- The concession holder may only use the airport facilities for the purposes specified in the concession and must provide services in accordance with all applicable law and regulations, and is subject to statutory oversight by the Ministry of Communications and Transportation.
- The concession holder must pay a concession fee (currently 5% of each concession holder's gross annual revenues) from the use of public domain assets pursuant to the terms of its concessions as required by applicable law.
- Fuel services and supply are to be provided by the Mexican Airport and Auxiliary Services Agency.
- The concession holder must grant access to and the use of specific areas of the airport to government agencies to perform their activities inside the airports.
- The concession may be terminated for non-performance if the concession holder fails to comply with certain of the obligations imposed by the concession as established in Article 27 or for the reasons specified in Article 26 of the Airport Law.
- The terms and conditions of the regulations governing the operations of the Company may be modified by the Ministry of Communications and Transportation.

note seven
OTHER RIGHTS ACQUIRED

Effective as from June 30, 1999, the Company acquired the rights of Cancun Air, S. A. de C. V., Dicas, S. A. and Aeropremier de Mexico, S. A. de C. V., to provide certain services at the Cancun and Merida international airports and certain related machinery, furniture and equipment for approximately US$39.6 million.

notes to the consolidated financial statements

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

The Mexican Airport and Auxiliary Services Agency also granted Dicas the right to construct, maintain and collect the revenues from the commercial activities and passenger walkway charges generated by the satellite wing of the main terminal building at the Cancun International Airport through 2010.

In December 1991, the Mexican Airport and Auxiliary Services Agency granted Aeropremier the right to construct and operate a general aviation terminal, a first class lounge, a tourism office and other commercial areas at Merida International Airport through 2010.

Effective with the acquisition of the rights of Cancun Air, Dicas and Aeropremier, the Company assumed the rights and obligations of Cancun Air, Dicas and Aeropremier under their agreements with third parties.

The acquisition cost of the rights has been allocated to the rights to use the underlying facilities based on the assets' depreciated replacement cost, as determined by an independent appraiser, with the excess allocated to airport concessions as follows:

Acquisition cost allocated to:	Ps. 556,145
Rights to use:	
Buildings	Ps. 59,694
Other infrastructure	2,816
	62,510
Airport concessions	493,635
Total	Ps. 556,145

Amortization of the rights to use the underlying facilities is recorded on a straight-line basis over the estimated remaining useful lives of the assets. Amortization of amounts allocated to airport concessions is recorded over the term of the rights acquired. Amortization expense for the years ended December 31, 2006, 2007 and 2008 was Ps. 53,304, Ps. 9,043 and Ps. 10,058, respectively. The amortization of the concession, which represents approximately 88% of the total airport concessions original value was completed in December 2006.

Through an agreement in March 2004, the Company terminated some lease agreements early at the Aeropuerto de Cancun, S. A. de C. V., with one of its operators of restaurants and convenience stores. The price of this transaction amounted to USD7 million dollars, and is being amortized by using the straight-line method over the remaining lives of the original lease agreements signed by the parties.

In July 2006, ASUR signed an agreement with a third party by which the Company transferred the operation of the restaurant and snack bar in the Cancun Airport. The total amount of the transaction is USD2.55 million, that is been be paid in 9 semi-annual installments with an interest rate of 15%.

During 2006, the Company invested in various feasibility studies in connection with the bidding for the concession to construct and operate an alternative airport in southeast area of Riviera Maya. As of December 31, 2007, the Company has capitalized expenses for USD1 million. During the year 2008, the Company wrote off such costs totaling USD1 million.

note eight

IMPROVEMENTS TO CONCESSIONED ASSETS

The improvements to concessioned assets as of December 31, 2007 and 2008, were comprised of the following:

	December 31,	
	2007	2008
Buildings	Ps. 1,503,367	Ps. 1,521,324
Air side	884,848	1,083,086
Land side	292,365	312,122
Technical installations	281,007	301,068
Machinery and equipment	218,244	246,338
Security equipment	249,018	272,336
IT equipment	245,316	291,494
Others	31,859	40,195
Total	3,706,024	4,067,963
Less: accumulated depreciation	(577,405)	(842,573)
Total	Ps. 3,128,619	Ps. 3,225,390

Total depreciation expense for the years ended December 31, 2006, 2007 and 2008, was Ps. 128,402, Ps. 219,057 and Ps. 265,336, respectively.

note nine

ACCRUED EXPENSES AND OTHER PAYABLES

As of December 31, 2007 and 2008, this account consists of the following:

	December 31,	
	2007	2008
Taxes payable	Ps. 96,880	Ps. 453,290
Concession fees	46,337	45,421
Due to Shareholder—ITA	63,126	23,411
Other accruals	93,586	89,426
Total	Ps. 299,929	Ps. 611,548

note ten

STOCKHOLDERS' EQUITY

At December 31, 2007 and 2008, the minimum fixed capital with no withdrawal rights is Ps. 7,767,276 (nominal figure), represented by 300,000,000 (series "B" 277,050,000 and series "BB" 22,950,000) ordinary nominative Class I shares with no par value, fully subscribed and paid in. The variable portion of the capital stock is represented by ordinary nominative Class II shares. The shares are classifies in series B and BB as follow:

Type of Share	Number of Shares	Percentage Over Capital Stock Total
Series B	277,050,000	92.35%
Series BB	22,950,000	7.65%
Total	300,000,000	100.00%

As of December 31, 2007 and 2008, capital stock was restated as follows:

	Nominal Value	Restatement	Restated Value
Capital stock:			
Fixed	Ps. 7,767,276	Ps. 5,031,928	Ps. 12,799,204

ASUR and each of its Subsidiaries are legally required to allocate at least 5% of their unconsolidated annual net income to a legal equity reserve fund. This allocation must be continued until the equity reserve is equal to 20% of the issued and outstanding capital stock of the relevant Company. Mexican corporations may pay dividends only out of earnings after such allocation to the reserve fund. As of December 31, 2007 and 2008, the Company transferred Ps. 27,140 and Ps. 30,081, respectively, from retained earnings to legal reserve.

At the April 27, 2007, general stockholders' meetings, the Shareholders approved the modification of the treatment relating to the share repurchase reserve. From this date the applicable balance of the repurchase reserve would be transferred to retained earnings.

At the April 25, 2008, general stockholders' meeting, the Shareholders agreed to establish maximum amount for repurchase of shares for Ps. 678,946 pesos (Ps. 194,464 in 2007). Additionally, $1,003,428 pesos was transferred to retained earnings.

DIVIDENDS

At the April 27, 2006 general stockholders' meeting, the Company's stockholders agreed to pay net dividends after income tax of Ps. 218,582 (Ps. 204,600 nominal), or Ps. 0.68 (nominal) per share, thus giving rise to an income tax on dividends of Ps. 89,283 (Ps. 83,569 nominal), since they were not from the After-tax Earnings Account (see note 12).

notes to the consolidated financial statements

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

At the April 27, 2007 general stockholders' meeting, the Company's stockholders agreed to pay net dividends after income tax of Ps. 231,249 (Ps. 225,000 nominal), or Ps. 0.75 (nominal) per share, thus giving rise to an income tax on dividends of Ps. 88,873 (Ps. 87,500 nominal), since they were not from the After-tax Earnings Account (see note 12).

At the April 25, 2008 general stockholders' meeting, the Company's stockholders agreed to pay net dividends after income tax of Ps. 600,000 nominal, or Ps. 2.00 (nominal) per share, thus giving rise to an income tax on dividends of Ps. 351,262 nominal, since they were not from the After-tax Earnings Account. The Company recognized as a tax balance in favor in the Balance Sheet due to the fact that it may be offset against the Income Tax (ISR) incurred in the following two years, according to the taxation provisions currently in force.

Dividends will be tax free if paid out of the CUFIN (Net Taxable Income Account). Dividends paid in excess of the CUFIN balance will be subject to a tax equivalent to 38.89%. Tax due will be payable by the Company and it may be credited against Income Tax of the year or the Income Tax of the two immediately following fiscal years. Dividends paid will not be subject to any withholding tax.

In case of a capital reduction, any excess of stockholders' equity over paid-in capital accounts balances will be given the same tax treatment as a dividend, in accordance with the procedures provided for in the Income Tax Law.

Substantially all consolidated profits of the Company were generated by its Subsidiaries. Retained earnings can be distributed to the Stockholders of ASUR to the extent that its subsidiaries have distributed profits to ASUR.

EARNINGS PER SHARE

Earnings per share for the years ended December 31, 2006, 2007 and 2008, are presented as follows:

	2006	2007	2008
Income from continuing operations	Ps. 2.92	Ps. 3.94	Ps. 5.19
Non-ordinary items	Ps. (0.05)	Ps. (0.01)	Ps. (0.03)
Net income	Ps. 1.83	Ps. 1.74	Ps. 3.50

note eleven

RENTALS UNDER OPERATING LEASES

The Company leases commercial space inside and outside the terminals to third parties under operating leases. The following is a schedule by years of minimum future rentals on noncancelable operating leases as of December 31, 2008 including minimum secured commercial lease agreements per passenger:

Period Ending December 31:	
2009	Ps. 664,852
2010	546,961
2011	510,633
2012	497,660
2013	471,992
Thereafter	1,578,872
Total	Ps. 4,270,970

note twelve

FOREIGN CURRENCY BALANCES AND TRANSACTIONS

The foreign currency position of monetary items at December 31, 2007 and 2008, were as shown in the next page:

December 31, 2007	Foreign Currency Amounts	Period End Exchange Rate	Mexican Pesos
	(thousands)		(thousands)
Assets:			
Cash and marketable securities	US$16,403	Ps. 10.9157	Ps. 179,050
Prepaids	1,558	10.9157	17,007
Deposits	41	10.9157	448
Clients	4,276	10.9157	46,676
Liabilities:			
Accrued expenses and other payables	US$ 1,623	10.9157	17,716
Deposits	960	10.9157	10,481

December 31, 2008	Foreign Currency Amounts	Period End Exchange Rate	Mexican Pesos
	(thousands)		(thousands)
Assets:			
Cash and marketable securities	US$15,498	Ps. 13.8325	Ps. 214,376
Prepaids	133	13.8325	1,840
Deposits	36	13.8325	498
Clients	3,463	13.8325	47,902
Liabilities:			
Accrued expenses and other payables	US$ 489	13.8325	6,764
Deposits	1,369	13.8325	18,937

The principal foreign currency transactions during the year ended December 31, 2006, 2007 and 2008, were as follows:

	Foreign Currency Amounts	Average Exchange Rate	Mexican Pesos
	(thousands)		(thousands)
Year Ended December 31, 2006			
Income statement:			
Technical assistance fees and related costs	US$2,391	Ps. 10.98	Ps. 26,260
Professional services expenses	1,304	10.86	14,161
Other	876	10.90	9,548
Year Ended December 31, 2007			
Income statement:			
Technical assistance fees and related costs	US$2,451	Ps. 10.92	Ps. 26,777
Professional services expenses	2,198	10.94	24,038
Other	4,250	10.84	46,083
Year Ended December 31, 2008			
Income statement:			
Professional services expenses	US$1,825	Ps. 11.40	Ps. 20,800
Other	3,025	11.37	34,389

The prevailing exchange rate between the Mexican peso and the U.S. dollar at December 31, 2007 and 2008 was Ps. 10.9157 and Ps. 13.8325, per U.S. dollar, respectively. The exchange rate was Ps. 13.3648 per U.S. dollar on April 13, 2009.

note thirteen

INCOME TAX, ASSET TAX AND FLAT RATE BUSINESS TAX (IETU)

The Company does not currently prepare a consolidated tax return.

A) INCOME TAX

In 2006, 2007 and 2008 the Company's Subsidiaries (with the exception of those mentioned below) had combined tax losses of Ps. 411,494, Ps. 89,457 and Ps. 329,966, respectively, in 2007 income tax of Ps. 257,070 and Ps. 262,673,

notes to the consolidated financial statements

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

respectively, in Aeropuerto de Cancun, S. A. de C. V. and Grupo Aeroportuario del Sureste, S. A. B. de C. V. (stand alone) and in 2008 income tax of Ps. 69,517 and Ps. 1,389,540, respectively, in Cancun Airport Services, S. A. de C. V. and Grupo Aeroportuario del Sureste, S. A. B. de C. V.

Based on financial and tax projections of each Subsidiary which show that, with the exception of Aeropuerto de Cancún, S. A. de C. V. (Cancún Airport), Grupo Aeroportuario del Sureste, S. A. B. de C. V. (individual) and Cancun Airport Services, S. A. de C. V., the rest of the Subsidiaries will essentially pay IETU in the future, the Company wrote off net Ps. 150 million, representing the cumulative deferred income taxes of these Subsidiaries. In addition, as of December 31, 2007, the Company recognized a deferred IETU tax liability of Ps. 706.6 million and deferred IETU tax asset of Ps. 217.4 million corresponding to timing differences generated in the calculation of the IETU taxable base which are expected to materialize in future periods in the following Subsidiaries: Aeropuerto de Cozumel, S. A. de C. V., Aeropuerto de Mérida, S. A. de C. V., Aeropuerto de Oaxaca, S. A. de C. V., Aeropuerto de Tapachula, S. A. de C. V., Aeropuerto de Veracruz, S. A. de C. V., Aeropuerto de Villahermosa, S. A. de C. V. and Servicios Aeroportuarios del Sureste, S. A. de C. V..

Taxable income differs from the net income due to timing and permanent differences arising basically from the different basis for the recognition of the effects of inflation and for the effects of the non-deductible expenses. See section c) below.

On December 31, 2006, 2007 and 2008 the income tax provision was composed as follows:

	For the Years Ended December 31,		
	2006	2007	2008
Current income tax	Ps. —	Ps. 64,638	Ps. 408,536
Deferred income tax	264,940	230,931	(58,965)
Cancellation of income tax from prior periods	—	(150,041)	—
Income tax-deferred accounted for non-ordinary items	2,557	—	—
Provision for income tax	Ps. 267,497	Ps. 145,528	Ps. 349,571

The reconciliation between the statutory and effective tax rates is shown below:

	For the Years Ended December 31,		
	2006	2007	2008
Income before statutory income tax	Ps. 860,399	Ps. 1,178,929	Ps. 1,548,235
Statutory income tax rate	29%	28%	28%
Income tax to statutory rate	249,516	330,100	433,506
Nondeductible expenses and other permanent differences	(5,274)	(41,221)	(10,768)
Nontaxable income	(4,367)	(8,567)	(6,410)
Net difference between the gain or loss on net monetary position and the inflationary component determined for tax purposes	6,766	33,698	(28,278)
Discontinuance of inflation accounting of B-10			(31,436)
Valuation allowance	9,460	(18,441)	(7,043)
Cancelation of deferred income tax	—	(150,041)	—
Change in tax rate	(8,604)		
Provision for income tax	Ps. 267,497	Ps. 145,528	Ps. 349,571
Effective tax rate	31%	12%	23%

The tax and Employee's statutory profit sharing effects of temporary differences that give rise to significant deferred tax and Employees' statutory profit sharing assets and liabilities as of December 31, 2007 and 2008, are as follows:

	December 31,	
	2007	2008
Deferred income tax		
Deferred asset tax:		
Tax loss carryforwards	Ps. 756,050	Ps. 397,968
Other	27,418	12,187
Cancellation of deferred income tax from prior periods	150,041	—
Valuation allowance	(58,211)	—
	875,298	410,155
Deferred tax liabilities:		
Airport concessions, rights to use airport facilities and machinery furniture and equipment	(2,461,726)	(1,941,762)
Other	(6,465)	(2,321)
	(2,468,191)	(1,944,083)
Net deferred tax liabilities before recoverable asset tax	(1,592,893)	(1,533,928)
Recoverable asset tax, net of valuation allowance of Ps. 114,624 and Ps. 49,192, respectively	491,914	442,722
Net deferred tax liabilities	Ps. (1,100,979)	Ps. (1,091,206)
Deferred employees' statutory profit sharing:		
Net deferred employees' statutory profit sharing liabilities recognized in respect of all the non-recurring temporary differences generated in the year ended December 31, 2000, between the tax and the book basis	(37,496)	—
Cancelled deferred employee's statutory profit sharing		
Net deferred income tax and employees' statutory profit sharing liabilities	Ps. (1,138,475)	Ps. (1,091,206)

Based on the weight of available evidence as of December 31, 2007 and 2008, valuation allowances were recognized for the amount of the net deferred tax assets as of December 31, 2007 and 2008, for which evidence does not indicate that there is a high probability of future taxable income to realize the assets.

In April and May 2008, the Company cancelled the deferred profit sharing (PTU) balance, which was applied to consolidated income for the period as an ordinary expense of $37,496, due restructuring of the Group.

B) ASSET TAX

The asset tax is calculated as 1.25% (1.8% in 2006) on the average tax value of virtually all of the Company's assets (including the airport concessions). The average tax value of each asset is calculated differently depending on its classification under the tax law. In 2006 and 2007, the Company incurred Ps. 125,914, and Ps. 81,887, respectively, in asset tax of which Ps. 44,935 and Ps. 21,899, respectively, were directly charged to income for the year, since there was no certainty of the recoverability in the future. According to the Flat Rate Business Tax Law (LIETU) effective as of January 1st, 2008, the tax balance may be recovered through rebates over the following ten years up to 10% of the total asset tax paid out and pending recovery, provided that this sum does not exceed the difference with the income tax paid during the period and the asset tax paid during the three previous years, whichever is the lower sum, when the income tax incurred exceeds asset tax in any of those years and may be restated by applying any of the factors that arise from the National Consumer Price Index (INPC).

The Company submitted a consultation to the Mexican Ministry of Finance and Public Credit (SHCP) in order to confirm the principle whereby the Company does not lose the right to recover part of IA under this concept. As of the date of this report, the response that has been received from the Ministry of Finance is that it is not possible to confirm the view of the Company. This matter is currently before the federal courts.

In November 2008, the Company wrote off an asset tax balance in the results of the period in the amount of $60,091 thousand pesos. This sum will no longer be recoverable according to the mechanisms established under the IETU Law, which states that asset tax will be recovered gradually each year up to a maximum amount of 10% of the total asset tax paid over the 10 years prior to 2008.

notes to the consolidated financial statements

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

C) FLAT RATE BUSINESS TAX IETU TAX (IMPUESTO EMPRESARIAL A TASA ÚNICA, BY ITS SPANISH ACRONYM)

On October 1, 2007, The Mexican government enacted the new Flat Rate Business Tax ("Impuesto Empresarial a Tasa Unica" or "IETU"). This law became effective as of January 1, 2008. The law introduces a flat rate, which replaces Mexico's asset tax and is applied along with Mexico's regular income tax. Mexican companies will be required to pay the greater of the IETU or the income tax. IETU is calculated by applying a tax rate of 16.5% in 2008, 17.0% in 2009 and 17.5% thereafter. See above.

As from October 1, 2007, in compliance with FRS D-4 and FRS Interpretation-8, the Company recognized a deferred tax corresponding to the temporary differences arising in determining the IETU tax base and that materialize in subsequent periods for the following Subsidiaries: Aeropuerto de Cozumel, S. A. de C. V., Aeropuerto de Mérida, S. A. de C. V., Aeropuerto de Oaxaca, S. A. de C. V., Aeropuerto de Tapachula, S. A. de C. V., Aeropuerto de Veracruz, S. A. de C. V. and Aeropuerto de Villahermosa, S. A. de C. V., Servicios Aeroportuarios del Sureste, S. A. de C. V., as well as RH Asur, S. A. de C. V. Consequently, the Company cancelled the total deferred income tax, due to the fact that temporary items generated thereon are not deductible for income tax purposes, and accordingly, the tax to be incurred will be the new flat tax (IETU); therefore, at December 31, 2008 and 2007, the Company has recognized deferred IETU.

The flat rate business tax (IETU) provision in 2007 and 2008, are as follows:

	December 31,	
	2007	2008
Current IETU	$ —	$78,225
Deferred IETU	489,141	10,879
Provision for IETU	$489,141	$89,104

At December 31, 2007 and 2008, the principal timing differences on which deferred IETU tax was recognized are as shown below:

	December 31,	
	2007	2008
Deferred IETU tax liability:		
Airport concessions, rights to use airport facilities and machinery furniture and equipment	Ps. 4,051,076	Ps. 3,992,049
Trade receivable		91,718
Valuation allowance		4,291
Others	(13,454)	(91,778)
	4,037,621	3,996,280
IETU tax applicable rate	17.5%	17.5%
Deferred IETU tax liability	Ps. 706,583	Ps. 699,349
Tax credit by:		
Fixed assets, acquired from 1998 to August 31, 2007	Ps. 217,442	Ps. 195,805
Excess deductions on taxable income		3,524
Deferred IETU tax liability net	Ps. 489,141	Ps. 500,020

note fourteen

TECHNICAL ASSISTANCE AGREEMENT

In connection with the sale of the Series "BB" shares to Inversiones y Técnicas Aeroportuarias, S. A. de C. V. ("ITA"), ASUR entered into a technical assistance agreement with ITA in which ITA and its Stockholders agreed to provide management and consulting services and transfer industry expertise and technology to ASUR in exchange for a technical assistance fee. The agreement has an initial fifteen-year term and is automatically renewed for successive five-year terms, unless one party provides the other a notice of termination within a specified period prior to a scheduled expiration date. The Company may only exercise its termination right pursuant to a Stockholder's resolution. ITA began providing assistance under the agreement on April 19, 1999.

Under the agreement, the Company agreed to pay an annual fee equal to the greater of a fixed fee or 5% of the Company's earnings prior to deducting the technical assistance fee and before comprehensive financing cost, income taxes and depreciation and amortization, determined in accordance with MFRS. Each year the fixed fee will be increased by the rate of inflation in the U.S. ASUR must also pay the value-added tax on the payment amount.

The Company entered into an amendment agreement relating to the Technical Assistance and Technology Transfer Agreement, which states that the related fee will be paid on a quarterly basis as of the 1st of January 2008. These quarterly payments will be deducted from the annual fee.

For the years ended on December 31, 2006, 2007 and 2008, technical assistance expenses were Ps. 73,707, Ps. 91,945 and Ps. 104,485, respectively.

ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

ITA's Series "BB" shares were placed in a trust to, among other things, ensure performance under the technical assistance agreement.

note fifteen

RELATED PARTY TRANSACTIONS

See notes 2(o), 9 and 13 for disclosures concerning certain other transactions with related parties.

As of December 31, 2007 and 2008, the accounts pending payment with Related Parties are as follows:

	December 31,	
	2007	2008
Accounts receivable:		
Compañía Méxicana de Aviación,		
S. A. de C. V. (Key management personnel)	Ps. 52,350	Ps. 34,296
Accounts payable:		
Inversiones y Técnicas Aeroportuarias,		
S. A. de C. V. (Shareholder)	Ps. (63,120)	Ps. (23,441)
Promecap, S. C. (Key management personnel)	(825)	(601)
Lava Tap de Chiapas, S. A. de C. V.		
(Key management personnel)	(248)	(291)
Telefonos de México, S. A. de C. V.		
(Key management personnel)	(48)	(108)
Mexicana de Aviación S. A. de C. V.		
(Key management personnel)	(47)	—
Grupo Posadas, S. A. de C. V.		
(Key management personnel)	(44)	—
	(64,332)	(24,441)
Net	Ps. (11,982)	Ps. 9,855

During the years ending December 31, 2007 and 2008, the following transaction with Related Parties were carried out.

	2006	2007	2008
Revenues from airport services	Ps. 214,316	Ps. 198,787	Ps. 159,014
Technical assistance	(73,707)	(91,945)	(104,485)
Administrative services	(4,435)	(5,782)	(5,181)
Leases	(2,480)	(2,457)	(2,617)
Telephone services and network			
connections	(3,395)	(5,737)	(6,931)
Cleaning services	(5,338)	(5,263)	(10,224)
Others	(1,911)	(3,003)	(4,354)

notes to the consolidated financial statements

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

During the years ending December, 31, 2007 and 2008, the Company provided the following benefits to key Management Personnel, the Board of Directors and the different Committees in the Company:

	2007	2008
Compensation to key personnel	Ps. 16,500	Ps. 20,627
Compensation to Board of Directors and Committees	5,052	4,365

note sixteen
COMMITMENTS AND CONTINGENCIES

COMMITMENTS

A) In 2005, the Company entered into a new 60 month operating lease with a Related Party for its corporate offices with monthly payments of US$17,832.

Rental expense was approximately Ps. 2,480, Ps. 2,457 and Ps. 2,617 for the years ended December 31, 2006, 2007 and 2008, respectively.

B) On December 30th, 2003, the Company received approval from the Mexican Ministry of Communications and Transportation (SCT) for its Master Development Plan (PMD) for each of the nine airports for the period between 2004 and 2008. As of December 31st, 2008, the Company had complied with the investments required under the Master Development Plan for the period between 2004 and 2008.

C) On December 23, 2008, the Ministry of Communications and Transport (SCT) pronounced a 90-day extension to the deadlines for approval of the Master Development Plans for the period from 2009 to 2013. At the date of this report, the SCT had not yet released the Master Development Plans.

D) In accordance with the terms of the purchase of the land in Huatulco in October 2008, the Company is required to build 450 hotel rooms within four years. To this end, the Company intends to enter into agreements with third parties, in order to honor the commitment assumed with FONATUR. On February 26th, 2009, the Company delivered its proposal for an Integral Tourism Plan in relation to this project to FONATUR, and as of this date said proposal is pending approval.

CONTINGENCIES

A) The operations of the Company are subject to Mexican federal and state laws.

B) At present, there are two labor-law claims against the Company. The Company is in the judicial process. Moreover, no ruling has been handed down at the date of this report.

C) The Huatulco municipal government has initiated legal proceedings against the Company to claim payment of the property tax corresponding to the land where the airport is located. The Company believes that there is no legal ground for the proceedings, as was the case of other Group's Airports and where a favorable ruling for the Company was obtained concerning the payment of the tax in question (although the municipality has since taken legal action to request the revocation of this ruling).

Additionally, the municipality of Benito Juárez, in which Cancun Airport is located, has again requested payment of property taxes. The Company has filed an appeal against this request, since there is a court order in the Company's favor stating that the Airport is not required to pay property taxes.

D) The Mexican Department of Civil Aviation (DGAC) has initiated twelve administrative lawsuits against the Company based on a series of audits carried out during the years 2004 to 2006. The Company has begun counter-proceedings, as it considers that these lawsuits are baseless due to the inappropriate procedures followed by the DGAC. Since these lawsuits make no reference to the number of observations that have not been resolved or to the possible penalties that might be applied, it is not possible to estimate the potential effects on the consolidated financial position of the Company.

Management does not believe that any liabilities relating to these claims are likely to have a material adverse effect on the Company's consolidated financial condition or results of operations.

note seventeen
SEGMENT INFORMATION

The Company evaluates and assesses its performance on an airport-by-airport basis prior to the allocation of employee and other costs from Servicios Aeroportuarios del Sureste, S. A. de C. V. ("Servicios"), the Company's wholly-owned Subsidiary which employs certain of the Company's Employees. The performance of Servicios is evaluated and assessed separately by Management. All of the airports provide substantially the same services to their Customers. Summarized financial information concerning the Company's reportable segments including Cancún International Airport ("Cancun"), Mérida International Airport ("Merida"), Villahermosa Airport ("Villahermosa") and Servicios is shown in the following table. The financial information of the remaining six airports and that of the Parent Holding Company (including ASUR's investment in its Subsidiaries) have been aggregated and included as "Other." The elimination of ASUR's investment in its Subsidiaries is included in the consolidation adjustments column.

Year Ended December 31, 2006	Cancun	Villahermosa	Mérida	Servicios	Other	Consolidation Adjustments	Total
Total revenues	Ps. 1,757,128	Ps. 100,655	Ps. 141,724	Ps. 196,367	Ps. 345,688	Ps. (218,438)	Ps. 2,323,124
Operating income (loss)	840,902	17,046	14,740	1,827	(13,660)		860,855
Total assets	10,900,449	800,224	1,127,506	31,126	17,446,455	(14,802,706)	15,503,054
Capital expenditures	957,590	32,090	43,174	1,841	95,220	—	1,129,915
Depreciation and amortization	323,673	29,062	39,027	2,417	111,945	—	506,124

Year Ended December 31, 2007	Cancun	Villahermosa	Mérida	Servicios	Other	Consolidation Adjustments	Total
Total revenues	Ps. 2,108,081	Ps. 130,984	Ps. 172,100	Ps. 206,271	Ps. 1,003,494	Ps. (835,039)	Ps. 2,785,891
Operating income (loss)	667,332	42,657	22,795	3,319	430,067		1,166,170
Total assets	11,303,907	898,475	1,251,028	22,383	17,944,140	(14,743,853)	16,676,081
Capital expenditures	544,066	5,679	45,745	1,966	67,704		665,160
Depreciation and amortization	350,138	29,279	41,000	2,208	118,196	—	540,821

Year Ended December 31, 2008	Cancun	Villahermosa	Mérida	Servicios	Other	Consolidation Adjustments	Total
Total revenues	Ps. 2,449,918	Ps. 139,899	Ps. 178,616	Ps. 421,034	Ps. 1,544,649	Ps. (1,565,409)	Ps. 3,168,707
Operating income (loss)	356,192	27,590	2,549	(19,307)	1,016,673		1,383,697
Total assets	10,746,482	924,198	1,252,538	43,942	19,434,765	(15,027,331)	17,374,594
Capital expenditures	497,988	9,127	15,877	1,025	411,755		935,772
Depreciation and amortization	390,589	32,366	46,997	1,830	129,731	—	601,513

notes to the consolidated financial statements

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

The accounting policies of the reportable segments are the same as those described in note 2.

During 2007, the Company and its Subsidiaries entered into an intercompany agreement that enables the Company to recognize results by considering its Subsidiaries as one economic unit, and allows the Company to make corporate charges and credits to and from its Subsidiaries for the purpose of establishing sufficient cash flow at each Subsidiary to support such Subsidiary's respective obligations. The implementation of this strategy affects operating income results reported by individual airports but does not affect the consolidated results.

During 2008, an agreement was signed between Grupo Aeroportuario del Sureste (GAS) and its Subsidiaries for use of licenses and registered trademarks. Under this agreement, the latter are required to pay an annual royalty fee, provided it shows positive financial results, and has the financial capability, without affecting compliance with its investment commitments in the PMD. The compensation is to be determined, applying a percentage on gross income, not including the interest in Subsidiaries, financing costs or exchange rate gains or losses.

note eighteen

DIFFERENCES BETWEEN MEXICAN FINANCIAL REPORTING STANDARDS AND US GAAP

The Company's consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards ("Mexican FRS"), which differ in certain significant respects from Generally Accepted Accounting Principles in the United States of America ("US GAAP"). Through December 31, 2007 the consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see note 2). The reconciliation does not include the reversal of adjustments to the consolidated financial statements for the effects of inflation required under Mexican FRS because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

ADOPTION OF NEW ACCOUNTING PRINCIPLES

In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 permits companies, at their election, to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election, called the "fair value option," will enable some companies to reduce the volatility in reported earnings caused by measuring related assets and liabilities differently, and it is easier than using the complex hedge-accounting requirements in SFAS No. 133, to achieve similar results. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and therefore became effective for the Company as of January 1, 2008. The Company has not elected to measure any eligible items at fair value. Accordingly, the adoption of SFAS No. 159 has not impacted the Company's results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS No. 157 are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings.

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

- Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2—Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs. (i.e., quoted prices for similar assets or liabilities);
- Level 3—Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The provisions of SFAS No. 157 were adopted by the Company on January 1, 2008 and did not have any effect on its overall financial position or results of operations.

The principal differences between Mexican FRS and US GAAP and the effect on the Company's net income and stockholders' equity are presented below with an explanation of the adjustments:

	For the Year Ended December 31,		
	2006	2007	2008
Reconciliation of net income:			
Net income as reported under Mexican FRS	Ps. 547,967	Ps. 522,361	Ps. 1,049,469
US GAAP adjustments:			
(A) Amortization of airport concessions	196,336	196,336	196,336
(A) Amortization of rights to use airport facilities	15,880	10,594	10,341
(B) Amortization of Terminal 1 building write-off reversal	(50,162)	109	109
(C) Contract termination fee on leasehold agreement	15,893	16,526	16,165
(D) Concession fee on leasehold agreement, net of inflation effects	(4,014)	(14,531)	6,186
(E) Tax on dividends, net	(89,283)	(88,873)	
(F) Deferred employees' statutory profit sharing, net of inflation effects	(153,754)	(120,593)	(15,895)
(G) Deferred income taxes, net of inflation effects	(47,266)	(662,816)	(36,649)
(H) Deferred flat rate business tax, net of inflation effects	—	398,161	(6,453)
Total US GAAP adjustments	(116,370)	(265,087)	170,140
Net income under US GAAP	Ps. 431,597	Ps. 257,274	Ps. 1,219,609
Basic and diluted earnings per share	Ps. 1.44	Ps. 0.86	Ps. 4.07

	As of December 31,	
	2007	2008
Reconciliation of stockholders' equity:		
Total stockholders' equity reported under Mexican FRS	Ps. 14,505,527	Ps. 14,954,996
US GAAP adjustments:		
(A) Airport concessions	(8,015,528)	(7,819,192)
(A) Rights to use airport facilities	(463,596)	(458,255)
(B) Terminal 1 write-off reversal	(50,053)	(49,944)
(C) Contract termination fee on leasehold agreement	(26,931)	(10,766)
(D) Concession fee on leasehold agreement	(18,545)	(12,359)
(F) Deferred employees' statutory profit sharing	17,315	1,420
(G) Deferred income taxes	1,692,298	1,655,649
(H) Deferred flat rate business tax	398,161	391,708
Total US GAAP adjustments	(6,471,879)	(6,301,739)
Total stockholders' equity under US GAAP	Ps. 8,033,648	Ps. 8,653,257

A summary of the Company's statement of changes in stockholders' equity with balances determined under US GAAP are as follows:

Balance at December 31, 2006	Ps. 8,007,623
Net income	257,274
Dividends declared	(231,249)
Balance at December 31, 2007	8,033,648
Net income	1,219,609
Dividends declared	(600,000)
Balance at December 31, 2008	Ps. 8,653,257

notes to the consolidated financial statements

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

The following tables present the condensed consolidated balance sheets and statements of income of the Company, including all US GAAP adjustments, as of December 31, 2007 and 2008, and for the years ended December 31, 2006, 2007 and 2008.

	As of December 31,	
	2007	2008
Assets		
Current assets:		
Cash and cash equivalents	Ps. 1,870,675	Ps. 1,733,512
Other current assets	662,934	877,512
Current deferred income tax asset	5,533	4,725
Current dividend income tax asset	—	290,387
Current deferred flat rate business tax	3,502	20,901
Total current assets	2,542,644	2,927,037
Improvements to concessioned assets, land, machinery, furniture and equipment—net	3,670,223	4,306,202
Airport concessions—net	22,376	13,776
Rights to use airport facilities—net	1,671,325	1,615,667
Noncurrent deferred employees' statutory profit sharing	—	1,420
Noncurrent deferred income taxes	673,122	845,264
Total assets	Ps. 8,579,690	Ps. 9,709,366
Liabilities and Stockholders' Equity		
Current liabilities:		
Other liabilities	Ps. 335,549	Ps. 633,930
Seniority premiums	8,494	7,420
Total current liabilities	344,043	641,350
Deferred employees' statutory profit sharing liability	20,181	—
Deferred income taxes liability	87,336	285,546
Deferred flat rate business tax liability	94,482	129,213
Total liabilities	546,042	1,056,109
Total stockholders' equity	8,033,648	8,653,257
Total liabilities and stockholders' equity	Ps. 8,579,690	Ps. 9,709,366

	For the Years Ended December 31,		
	2006	2007	2008
Net revenues	Ps. 2,319,110	Ps. 2,771,216	Ps. 3,174,893
Cost of services[1]	(814,046)	(862,827)	(687,818)
General and administrative expenses[1]	(106,138)	(104,019)	(114,159)
Depreciation and amortization	(277,808)	(317,256)	(378,561)
Other expenses	(258,884)	(233,624)	(407,149)
Operating expenses	(1,456,876)	(1,517,726)	(1,587,688)
Operating income	862,234	1,253,490	1,587,205
Net comprehensive financing income	15,786	14,367	174,273
Income tax expense[2]	(446,423)	(1,010,583)	(541,869)
Net income	Ps. 431,597	Ps. 257,274	Ps. 1,219,609

(1) Exclusive of depreciation and amortization.
(2) Consists of asset tax, tax on dividends income taxes and flat rate business tax.

(A) AIRPORT CONCESSIONS, RIGHTS TO USE AIRPORT FACILITIES AND ENVIRONMENTAL LIABILITIES

Under Mexican FRS, the acquisition costs of the nine airport concessions were allocated to the rights to use the airport facilities and to the environmental liabilities assumed, with the remainder allocated to airport concessions. The amount allocated to the rights to use the airport facilities was based on the results of an independent appraisal. The fair values of the environmental liabilities assumed are based on management's best estimate of the actual costs to be incurred and reflect the terms of an agreement with the environmental Authorities.

The rights to use the airport facilities, environmental liabilities and the airport concessions were transferred between entities under common control. Under US GAAP, the rights to use the airport facilities and the environmental liabilities were recorded equal to their historical book value at November 1, 1998 (Ps. 2,232,696 and Ps. 15,532, respectively) and no value was assigned to the airport concessions from the predecessor.

Below is the summary of the amortization and depreciation of the airport concessions and the rights to use airport facilities for the next 5 years under MFRS.

Year	Concession	Rights to Use Airport Facilities
	(expressed in thousands of mexican pesos)	
2009	Ps. 204,567	Ps. 65,804
2010	200,321	65,465
2011	196,012	64,689
2012	196,012	64,684
2013	196,012	64,537

(B) TERMINAL 1 BUILDING WRITE-OFF REVERSAL

As described in note 1 in July 2006, the Company was instructed by the Mexican government to repair the Terminal 1 building and under Mexican FRS, the Company reversed a portion of the 2005 write-off related to certain assets of Terminal 1 which were once again to be placed in service.

Under US GAAP, reversal of losses is not permitted; therefore, the amount reversed and its related depreciation recognized in Mexican FRS was adjusted under US GAAP. That is, under US GAAP the carrying value of these Terminal 1 assets pre-July 2007 decision is zero.

(C) CONTRACT TERMINATION FEE ON LEASEHOLD AGREEMENTS

Under Mexican FRS, the Company capitalized a one-time termination fee on a concessionaire's leases at the Cancun airport, which is being amortized over the remaining lives of the original lease agreements (see note 6). Under US GAAP, pursuant to SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" this fee represents a contract termination cost that should be expensed when the Company terminates the leases. Therefore, charges of Ps. 15,893, Ps. 16,526 and Ps. 16,165 in the US GAAP reconciliation in 2006, 2007 and 2008, respectively, reflect the reversal of amortization expense recorded under Mexican FRS.

(D) CONCESSION FEE ON LEASEHOLD AGREEMENT

During 2006, the Company entered into an agreement to transfer the operation of the restaurant and snack bar located in the Cancun airport to a third party. As result of this agreement, the Company would receive 9 semi-annual installments with an interest rate of 15%. During 2006, the Company received anticipated payments of Ps. 4,014 thousands and during 2007, it received the total installments payments required over the term of the leasehold agreement.

Under Mexican FRS the Company recognized the fee as income as collected.

Under US GAAP, pursuant to SFAS No. 13 "Accounting For Leases" this agreement is accounted for as an operating lease; therefore, income is recognized on a straight line basis over the term of the agreement.

(E) TAX ON DIVIDENDS

For the years ended December 31, 2006, 2007, and 2008 the Company paid tax on dividends amounting to Ps. 89,283, Ps. 88,873, Ps. 351,262, respectively. Under US GAAP, tax on dividends is recorded as a deferred tax credit since in accordance with Mexican Tax Law it can be used to reduce future taxable income in the year incurred and the following two years, subject to certain limitations. Such tax on dividends is subject to a valuation allowance.

Under Mexican FRS in effect through December 31, 2007, the recovered tax on dividends is recorded as a credit to retained earnings. Effective January 1, 2008, with the adoption of the new Mexican FRS on income taxes, such amounts are no longer recorded to retained earnings but rather, are reflected as a receivable subject to an evaluation of recoverability. For the years ended December 31, 2006 and 2007, the Company has not recovered any amount of tax on dividends from the Tax Authorities although for the year ended December 31, 2008, approximately Ps. 60,875 has been utilized to offset other taxes due, primarily due to a change in tax legislation which occurred in 2008.

(F) DEFERRED EMPLOYEES' STATUTORY PROFIT SHARING ("PTU")

Under Mexican FRS, Bulletin D-4 requires the recognition of Employees' statutory profit sharing for all non-recurring temporary differences generated during the period.

Under US GAAP, Employees' statutory profit sharing is recognized in accordance with the requirements of SFAS 109. Under this method, Employees' statutory profit sharing is recognized in respect of all temporary differences utilizing a full liability method. In addition, under US GAAP, the benefit or expense recognized during the period is recorded in pre-tax earnings.

notes to the consolidated financial statements

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

Through December 31, 2007, the deferred PTU tax adjustment represents the cumulative impact of the differences in accounting relating to the US GAAP adjustments described in A), B), C) and D) above, and the difference in presenting the effects of inflation.

In the months of April and May 2008, the Company cancelled its deferred PTU balance related to certain subsidiaries and applied it to the results of the year as an ordinary expense of Ps. 37,496 due to the restructuring in the Group, which involved the transfer of unionized and non-unionized Employees, respectively, to the service companies RH Asur, S. A. de C. V. and Servicios Aeroportuarios del Sureste, S. A. de C. V. The latter will act as replacement employers.

(G) DEFERRED INCOME TAXES

Accounting for income taxes in accordance with Bulletin D-4 is similar to accounting for income taxes in accordance with US GAAP, SFAS No. 109 ("SFAS 109"), "Accounting for Income Taxes."

Bulletin D-4 requires that the change in net deferred income taxes during the period resulting from inflation on monetary deferred tax assets and liabilities be recorded against the gain or loss on monetary position. For US GAAP purposes, through December 31, 2007, the Company applied the guidance in EITF 93-9, "Application of FASB Statement No. 109 in Foreign Financial Statements Restated for General Price-Level Changes" and consequently, the deferred tax expense is calculated comparing beginning and ending deferred tax balances on a constant currency basis (i.e., December 31, 2007 constant pesos). The monetary gain related to deferred income taxes for the years ended December 31, 2006 and 2007 amounted to Ps. 1,940 and Ps. 486, respectively, which have been reflected in the deferred tax line item for US GAAP purposes. Because inflation changes are no longer applicable the 2008 figures are not necessary.

The deferred income tax adjustments required to reconcile Stockholders' equity and net income under Mexican FRS to US GAAP as of and for the years ended December 31, 2006, 2007 and 2008, represents the cumulative impact of the differences in accounting relating to the US GAAP adjustments described in A), B), C) and D) above and the difference in presenting the effects of inflation as required for 2006 and 2007.

The tax effects of temporary differences that give rise to deferred asset tax and liabilities, after considering the impact of US GAAP adjustments, at December 31, 2007 and 2008 are as follows:

	As of December 31, 2007	2008
Current deferred income asset tax:		
Accrued liabilities	Ps. 23,436	Ps. 5,880
Tax on dividends	—	290,387
Less: Current valuation allowance	(17,903)	(1,155)
Current deferred asset tax	5,533	295,112
Current deferred income tax liability:		
Inventories	(3,171)	—
Prepaids and other current assets	(5,717)	—
Current deferred tax liability	(8,888)	—
Net current deferred income asset tax (liability)	Ps. (3,355)	Ps. 295,112
Noncurrent deferred income asset tax:		
Tax paid on dividends	Ps. 88,873	Ps. 88,873
Tax loss carryforwards	756,050	533,396
Others	—	4,590
	844,923	626,859
Less: Noncurrent valuation allowance	(675,235)	(224,317)
Noncurrent deferred asset tax	169,688	402,542
Noncurrent deferred income tax liability:		
Fixed assets	(64,159)	(283,559)
Other deferred assets	(2,769)	(1,987)
Noncurrent deferred tax liability	(66,928)	(285,546)
Net noncurrent deferred asset tax	102,760	116,996
Total net deferred asset tax	99,405	412,108
Recoverable asset tax	491,914	442,722
Net deferred income asset tax under US GAAP	591,319	854,830
Net deferred income tax liability under Mexican FRS	1,100,979	800,819
Net deferred income tax US GAAP adjustments to the net deferred income tax liability	Ps. 1,692,298	Ps. 1,655,649

Based on the history of cumulative tax losses in recent years and the coming expiration of some airports, the Company has recognized a valuation allowance for those airports that based on the projections, are not expected to generate taxable income in future periods when deductible temporary differences reverse or loss carryforwards remain available under Mexican tax law.

(H) DEFERRED FLAT RATE BUSINESS TAX

On October 1, 2007, the Mexican Government enacted the new Flat Rate Business Tax ("Impuesto Empresarial a Tasa Unica" or "IETU"). This law became effective as of January 1, 2008. The law introduces a flat rate, which replaces Mexico's asset tax and is applied along with Mexico's regular income tax. Mexican companies will be required to pay the greater of the IETU or the income tax. IETU is calculated by applying a tax rate of 16.5% in 2008, 17.0% in 2009 and 17.5% thereafter. The US GAAP adjustment represents the cumulative impact of the differences in accounting relating to the US GAAP adjustments described in A), B), C) and D) above and the difference in presenting the effects of inflation as required through 2006 and 2007.

The effects of temporary differences that give rise to deferred IETU, after considering the impact of the US GAAP adjustments as of December 2007 and 2008 are as follows:

	As of December 31,	
	2007	2008
Deferred IETU tax asset:		
Accrued liabilities	Ps. 3,502	Ps. 20,901
Deferred IETU liability:		
Fixed assets	Ps. (93,083)	Ps. (111,646)
Others	(1,399)	(17,567)
	(94,482)	(129,213)
Net deferred IETU tax liability under US GAAP	Ps. (90,980)	Ps. (108,312)
Net deferred IETU tax liability under Mexican FRS	Ps. (489,141)	(500,020)
Net deferred IETU US GAAP adjustments	Ps. 389,161	Ps. 391,708

(I) CASH AND CASH EQUIVALENTS

Under Mexican FRS, temporary investments and marketable securities, expected to be held less than one year, are considered to be cash equivalents.

Under US GAAP, temporary investments and cash equivalents with original maturities greater than 90 days are considered to be short-term investments and, accordingly, are shown separately from cash in the balance sheet and cash flow statement.

(J) RESTRUCTURE, CONTRACT TERMINATION FEES AND LOSS ON NATURAL DISASTER

Under Mexican FRS, restructure costs, certain contract termination fees and loss on natural disaster were charged against the results of operations as a non-ordinary item. Under US GAAP, restructure costs, contract termination fees and loss from natural disaster would be considered an operating expense. These charges have been reclassified as an operating expense in the US GAAP condensed consolidated income statement.

(K) SUPPLEMENTAL CASH FLOW INFORMATION

Presented below are statements of cash flows of the Company for the years ended December 31, 2006, 2007 and 2008, prepared after considering the impact of US GAAP adjustments. The cash flow statements for 2006 and 2007 present nominal cash flows during the periods, adjusted to December 31, 2007, purchasing power.

notes to the consolidated financial statements

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

	For the Years Ended December 31,		
	2006	2007	2008
Operating activities:			
Net income under US GAAP	Ps. 431,597	Ps. 257,274	Ps. 1,219,609
Adjustments to reconcile net income to cash flows provided by operating activities:			
Allowance for doubtful accounts	—	—	8,492
Loss from monetary position	91,642	92,950	—
Asset tax, tax on dividends and deferred income taxes	446,423	919,603	446,311
Deferred employees' statutory profit sharing	153,754	119,185	15,895
Deferred flat rate business tax	—	90,980	95,558
Depreciation and amortization	277,808	317,255	378,561
Other provisions	62,245	63,127	23,411
Restoration cost for natural disasters	62,296	2,385	—
Insurance proceeds	(3,633)	—	—
Changes in operating assets and liabilities:			
Trade receivables	(75,461)	(43,874)	(134,151)
Recoverable taxes and other current assets	(182,670)	(198,045)	(618,225)
Trade accounts payable	(16,291)	23,209	274,970
Accrued expenses and other payables	(165,277)	82,292	(15,582)
Cash flows provided by operating activities	1,082,433	1,726,341	1,694,849

	For the Years Ended December 31,		
	2006	2007	2008
Investing activities:			
Proceeds from short-term investments	Ps. 402,772	Ps. 409,012	Ps. 55,022
Purchases of short-term investments	(354,112)	(51,062)	—
Purchase of other rights and machinery, furniture and equipment	(1,034,232)	(722,200)	(935,772)
Insurance proceeds	51,137	—	—
Restorations payments	(94,352)	—	—
Cash flows used in investing activities	(1,028,787)	(364,250)	(880,750)
Financing activities:			
Payments of tax on dividends	(89,283)	(88,873)	(351,262)
Payment of dividends	(218,582)	(231,249)	(600,000)
Cash flows used in financing activities	(307,865)	(320,122)	(951,262)
Effects of inflation on cash and cash equivalents	(45,157)	(31,151)	—
Increase (decrease) in cash and cash equivalents	(299,376)	1,010,818	(137,163)
Cash and cash equivalents at beginning of period	1,159,233	859,857	1,870,675
Cash and cash equivalents at end of period	Ps. 859,857	Ps. 1,870,675	Ps. 1,733,512
Supplemental cash disclosures:			
Asset tax	Ps. 130,342	Ps. 81,887	Ps. —
Tax on dividends	89,283	88,873	351,262
Flat rate business tax	—	—	75,943
Current income tax	—	—	103,023

(L) RECENTLY ISSUED ACCOUNTING STANDARDS

The Company is currently evaluating the impact, if any, of the adoption of the following recently issued accounting standards will have on its financial position, result of operations and disclosures.

In December 2007, the FASB published SFAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements"—an amendment of ARB No. 51. This statement addresses the reporting of minority interests in the results of the parent and provides direction for the recording of such interests in the financial statements. It also provides guidance for the recording of various transactions related to the minority interests, as well as certain disclosure requirements.

SFAS No. 160 will be effective for fiscal years, and interim periods after December 15, 2008; earlier adoption is prohibited and shall be applied retrospectively.

In December 2007, the FASB published SFAS No. 141-R "Business Combinations," which replaces SFAS No. 141. This statement improves the reporting of information about a business combination and its effects. This statement establishes principles and requirements for how the acquirer will recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition. Also, the statement determines the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase, and finally, determines the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

SFAS No 141-R will be effective for all business combinations with an acquisition date on or after the beginning of the first annual reporting period after December 15, 2008, introduces significant changes to the accounting for and reporting of business combinations, continuing the movement toward greater use of fair values.

On March 19, 2008 the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. It is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged.

On November 12, 2008, FAS issued Statement FSP No. FAS 104-4 and FIN 46(R)-8 "Disclosures about Transfers of Financial Assets and Interests in Variable Interest Entities (the 'FSP')" The FASB decided that the enhanced disclosures will be required of all public entities effective for periods ending after December 15, 2008.



C.P.A Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste

item 5. operating and financial review and prospects

item 5. operating and financial review and prospects

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our consolidated financial statements and the notes to those financial statements. It does not include all of the information included in our consolidated financial statements. You should read our consolidated financial statements to gain a better understanding of our business and our historical results of operations.

Our financial statements were prepared in accordance with Mexican Financial Reporting Standards, or "FRS," which differs in certain significant respects from accounting principles generally accepted in the United States of America, or "U.S. GAAP." Note 17 to our financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us. See "—Differences between Mexican FRS and U.S. GAAP."

overview

We operate nine airports in the southeastern region of Mexico under concessions granted by the Mexican Government. The substantial majority of our revenues are derived from providing aeronautical services, which are generally related to the use of our airport facilities by airlines and passengers. For example, in 2006, 2007 and 2008, approximately 70.9%, 67.9% and 66.3%, respectively, of our total revenues were derived from aeronautical services. Changes in our revenues from aeronautical services are principally driven by passenger and cargo volume at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, tend to generate greater revenues.

We also derive revenue from non-aeronautical activities, principally related to the commercial services offered at our airports, such as the leasing of space to restaurants, retailers and service providers. Revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation. Thus, our non-aeronautical revenues are primarily affected by the mix of commercial services offered at our airports, the contracts that we have with the providers of those commercial services and our ability to increase the rates we charge to those service providers, and to a somewhat lesser extent, passenger volume at our airports. While we expect that aeronautical revenues will continue to represent a substantial majority of our future total revenues, growth of our revenues from commercial activities has exceeded, and we expect will continue to exceed, the growth rate of our aeronautical revenues.

recent developments

ECONOMIC DOWNTURN

The U.S. and Mexican economies are currently in a recession. In the third and fourth quarters of 2008, according to the U.S. Bureau of Economic Analysis, the U.S. gross domestic product decreased at annualized rates of 0.5% and 6.2%, respectively. Likewise, according to the Mexican National Statistical, Geographic and Information Institute (INEGI), the Mexican gross domestic product decreased at an annualized rate of 1.6% during the fourth quarter of 2008. The air travel industry, and as a result, our results of operations, are substantially influenced by economic conditions in Mexico and the United States. In 2008, approximately 64.4% of the international passengers in our airports arrived or departed on flights originating in or departing to the United States and approximately 36.8% of our revenues in 2008 were derived from passengers charges impose on passengers departing from or arriving in the United States. Similarly, in 2008, approximately 43.6% of our passengers traveled on domestic flights, and approximately 18.6% of our revenues in 2008 were derived from domestic passenger charges.

We believe that the U.S. and Mexican recessions have affected our results of operations differently. Many of the passengers traveling through our airports to or from the United States are traveling to vacation destinations such as Cancún, Cozumel or the Mayan Riviera. For many U.S. travelers, we believe these destinations are more economical than similar destinations in Florida or the Caribbean. As a result, we believe that passenger traffic to and from the United States may have benefited from a substitution effect, whereby some of the passengers who are deferring or eliminating travel because of economic conditions are replaced by passengers who choose to travel to destinations served by our airports instead of other, less economical destinations. However, we cannot predict how economic conditions in the United States may develop in the future or how these conditions will affect tourism and travel decisions. In addition, whether destinations served by our airports will be viewed as adequate substitutes for other tourist destinations depends on a number of factors, including the perceived attractiveness, affordability and accessibility of Cancún, Cozumel and the Mayan Riviera as desirable vacation destinations.

item 5. operating and financial review and prospects

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

We are unable to control many of these factors and therefore we cannot assure you that this substitution effect will continue to occur or that it will adequately compensate for lower levels of overall air traffic.

In Mexico, the recession has resulted in an overall decrease in levels of domestic passenger traffic. Although domestic passenger traffic increased by 11.8% during the first three quarters of 2008 (as compared to the first three quarters of 2007), domestic passenger traffic fell 6.6% in the fourth quarter (when compared to the fourth quarter of 2007). During the fourth quarter, domestic passenger traffic fell in all of our airports except for Huatulco, Oaxaca and Tapachula. Among Mexican leisure travelers, destinations served by our airports are generally not perceived as economical vacation destinations, and as a result, they have not benefited, and are unlikely to benefit in the future, from the substitution effect that we believe has occurred with respect to passengers traveling to and from the United States. In addition, a portion of our domestic passengers are business travelers, whose demand for travel has been adversely affected by the recession. Therefore, we expect that domestic passenger traffic levels will remain flat or continue to decrease until economic conditions improve in Mexico.

DEPRECIATION IN THE PESO

From September 30, 2008 to March 27, 2009, the peso depreciated by approximately 30.4%, from 10.9814 pesos per U.S. dollar on September 30, 2008 to 14.3150 pesos per U.S. dollar on March 27, 2009. International passengers and international flights pay tariffs denominated in U.S. dollars. However, these tariffs are generally collected in Mexican pesos 60–115 days following the date of each flight, and our maximum rates are set in pesos. Therefore, a significant depreciation of the peso as compared to the dollar during this 60–115-day period could result in us exceeding our maximum rates, which would be a violation of our concession. We set our dollar-denominated tariffs so as to avoid exceeding our maximum rates, and so far, the depreciation in the peso has not caused us to exceed our maximum rates or required us to issue rebates to avoid exceeding our maximum rates. However, we cannot assure you that the peso will not depreciate more rapidly, or that we will be able to successfully continue to set our rates so as to avoid exceeding our maximum rates.

MASTER DEVELOPMENT PLANS AND MAXIMUM RATES

The Ministry of Communications and Transportation approved new five-year master development plans and maximum rates for each of our airports on March 31, 2009. The master development plans for each airport provide for committed investments at that airport for each calendar year through 2013, and indicative investments at that airport for each calendar year from 2014 through 2023. The following table shows the amounts of committed and indicative investments to be made for each airport in the newly-approved master development plans.

	Committed Investments	Indicative Investments	
Airport	January 1, 2009–December 31, 2013	January 1, 2014–December 31, 2018	January 1, 2019–December 31, 2023
	(millions of constant pesos as of December 31, 2008)		
Cancún	Ps. 2,413.7[1]	Ps. 1,207.5[1]	Ps. 793.9
Cozumel	117.7	121.5	89.6
Huatulco	343.4	71.9	48.1
Merida	304.2	125.5	82.5
Minititlan	59.5	59.8	36.7
Oaxaca	309.4	67.1	85.1
Tapachula	60.2	42.0	20.5
Veracruz	792.8	136.5	170.1
Villahermosa	332.3	257.3	56.1
Total	Ps. 4,733.2	Ps. 2,089.1	Ps. 1,382.6

(1) Prior to December 31, 2008, we invested a total of Ps. 1,667.7 million in the construction of Terminal 3 and the construction of the second runway at Cancún airport, which amount exceeded the amount of committed investments we were required to make pursuant to the prior master development plan. As a result, the Ministry of Communications has applied Ps. 1,054.8 million of this amount to the satisfaction of our committed investments at Cancún airport for 2009 through 2013, and 612.9 million to the satisfaction of our indicative investments for 2014 through 2018. The amounts reflected above are the total amount of committed and indicative investments, and do not include deductions for these amounts.

For committed investments from January 1, 2009 through December 31, 2013, the master development plans provide for yearly investment commitments. The following table shows the amounts of committed investments to be made for each airport in the newly-approved master development plans for each of the 2009, 2010, 2011, 2012 and 2013 calendar years.

Committed Investments

Airport	Year Ended December 31,					
	2009	2010	2011	2012	2013	Totals
	(millions of constant pesos as of December 31, 2008)					
Cancún	Ps. 582.0[1]	Ps. 625.0[1]	Ps. 424.5[1]	Ps. 447.6[1]	Ps. 334.6[1]	Ps. 2,413.7[1]
Cozumel	17.5	42.1	14.2	33.7	10.2	117.7
Huatulco	52.9	151.0	70.4	59.3	9.8	343.4
Merida	80.8	128.2	72.8	16.3	6.1	304.2
Minititlan	20.6	24.9	6.6	3.6	3.8	59.5
Oaxaca	48.1	139.0	62.0	42.5	17.8	309.4
Tapachula	7.6	5.7	4.7	2.5	39.7	60.2
Veracruz	48.1	310.1	248.0	119.0	67.6	792.8
Villahermosa	45.9	163.6	81.4	6.6	34.8	332.3
Total	Ps. 903.5	Ps. 1,589.6	Ps. 984.6	Ps. 731.1	Ps. 524.4	Ps. 4,733.2

(1) Prior to December 31, 2008, we invested a total of Ps. 1,667.7 million in the construction of Terminal 3 and the construction of the second runway at Cancún airport, which amount exceeded the amount of committed investments we were required to make pursuant to the prior master development plan. As a result, the Ministry of Communications has applied Ps. 1,054.8 million of this amount to the satisfaction of our committed investments at Cancún airport for 2009 through 2013, of which approximately Ps. 211 million was allocated to each calendar year. The amounts reflected above are the total amount of committed investments, and do not include deductions for these amounts.

In addition, in connection with the approval of our master development plan, the Ministry of Communications and Transportation also approved the maximum rates we are allowed to charge per workload unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) for regulated services. For more information on the price regulation system, see "Classification of Revenues and Price Regulation." The following table shows the maximum rates for each of our airports from January 1, 2009 through December 31, 2013.

Airport	Maximum Rate Per Workload Unit[1]
	(constant pesos as of December 31, 2008)
Cancún	Ps. 134.03
Cozumel	185.88
Huatulco	120.71
Merida	125.04
Minititlan	214.38
Oaxaca	132.76
Tapachula	246.22
Veracruz	112.06
Villahermosa	117.07

(1) Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

item 5. operating and financial review and prospects

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

The concession agreements for each airport provide that such airport's maximum rates will be reduced annually to account for projected improvements in efficiency. For the five-year period ending December 31, 2013, the maximum rates applicable to our airports will be reduced annually by an efficiency factor of 0.70% in real terms.

The master development plans and our maximum rates for our airports were approved before the execution of the Mayan Riviera Airport project, which is included in the National Infrastructure Plan for 2007-2012. For more information on this project, see "—Mayan Riviera Airport Bidding Process." Therefore, the Ministry of Communications and Transportation did not account for any effects related to operations at the Mayan Riviera Airport on projected passenger traffic levels for Cancún airport. The eventual construction, administration and operation of the Mayan Riviera Airport, and the beginning of flight operations there, could affect traffic levels at Cancún airport. Accordingly, within three months from the granting of a concession to operate the Mayan Riviera Airport, the Ministry of Communications and Transportation has committed to amend our master development plans so as to adjust the investment obligations and modify the maximum rates that we are authorized to charge for regulated services to account for the new passenger traffic level projections. However, we cannot predict if or when the concession for the Mayan Riviera Airport will be granted, what effects operations at the Mayan Riviera Airport will have on our passenger traffic levels, or how the Ministry of Communications and Transportation will adjust our master development plans.

OPENING OF TERMINAL 3 AT CANCÚN AIRPORT

On May 18, 2007, we began operations in the new Terminal 3 at Cancún Airport. With a total investment of approximately U.S.$100 million, Terminal 3 constitutes our most ambitious investment project to date. Terminal 3 doubled international passenger capacity at Cancún Airport. The new building, measuring a total area of 42,000 square meters (approximately 452,084 square feet), has capacity for 84 check-in counters and 11 boarding gates with boarding bridges, as well as four remote boarding gates served by buses. The terminal features state-of-the-art passenger information systems and security equipment, including the first CT scanning system (a system that uses x-rays to form a three-dimensional model of the contents of a piece of luggage) in Mexico for all checked baggage. The terminal has 22 retail stores and a bank branch. While our investment in Terminal 3 has had a positive impact on our revenues to date as a result of the increased space, which has allowed an increase in the number of retail stores that serve the airport, our cost of services have also increased as a result.

REPORT OF THE FEDERAL COMPETITION COMMISSION ON MEXICO'S AIRPORTS

On October 1, 2007, the Chairman of Federal Competition Commission *(Comisión Federal de Competencia*, or the "Competition Commission") released an independent report on the competitiveness of Mexico's airports relative to each other and to international airports. The report alleged that, between 2001 and 2007, the operating income (expressed as a percentage of total revenues) of Mexican airports was relatively high when compared with a sample of fifty international airports. In addition, the report suggested that aeronautical services charges at Mexican airports were more expensive than at most of the fifty comparison airports. The report also claimed that the operating income at Mexican airports had increased principally as a result of increased passenger traffic, rather than increases in operating efficiency. To that end, the Competition Commission Chairman's report made the following recommendations as ways to increase efficiency at Mexican airports:

- Make economic efficiency a basis of tariff regulation for new concessions;
- Include commercial services income as one of the factors in determining tariffs for new concessions;
- Strengthen the independence of the regulatory agency, and increase the transparency of airport regulation;
- Promote greater efficiency in scheduling at saturated airports;
- Promote greater competition between airports;
- Eliminate Aeropuertos y Servicios Auxiliares' ("ASA") role as exclusive fuel service provider;
- Eliminate barriers to entry for taxi providers at airports; and
- Be mindful of vertical integration among airports and airlines.

The Ministry of Communications and Transportation issued a response to the Competition Commission Chairman's report that noted, among other matters, that according to its own calculations, Mexico's airport charges were lower than 36 of the 50 international airports against which they were compared. We also issued a joint press release along with the other two Mexican airport groups, Grupo Aeroportuario del Pacifico and Grupo Aeroportuario del Centro Norte, questioning the calculations and the comparisons drawn in the Competition Commission Chairman's report, and stating that we are committed to participate in a comprehensive review of the report in order to demonstrate our commitment to the efficient development of the airport sector. In addition, since the Competition Commission Chairman's report was released, a variety of bills have been introduced in Mexico's Congress to make certain reforms to the Mexican Airport Law. Although we do not expect that the Competition Commission Chairman's report or the bill will result in any regulatory changes in the short term, there can be no assurance that changes to the airport regulatory framework will not occur in the future.

MAYAN RIVIERA AIRPORT BIDDING PROCESS

We understand that the Mexican Government, acting through the Ministry of Communications and Transportation, is expected to use a public bidding process for the award of the concession for the construction, operation and management of an international airport in the Mayan Rivera in the state of Quintana Roo. This airport would be approximately 120 kilometers from our airport in Cancún and could adversely affect passenger traffic there. The bidding process is currently expected to take place during the first half of 2009. We have no further details regarding the expected public bidding process, including the timing or other terms, at this time. We are interested in participating in this bidding process, although there can be no assurance that we will be permitted to do so, or that we would be the winning bidder.

MAYAN RIVIERA CONVENTION AND EXHIBITION CENTER AND LIGHT RAIL

In May 2007, we announced that we would finance preliminary feasibility studies for a convention and exhibition center and light rail system in the Mayan Riviera. Our intention is that if these projects were to proceed forward, we would be a minority investor, with the majority of the investment undertaken by local investors. Although we have financed the preliminary feasibility studies, we have not made any other commitments with respect to these projects, and there can be no assurance that we will continue pursuing them.

NEW RUNWAY 2 AT CANCÚN AIRPORT

We began construction on a second runway at Cancún Airport in 2007, which we expect to complete in the fourth quarter of 2009.

HUATULCO DEVELOPMENT PROJECT

In October 2008, we purchased 130 hectares of land on the bay of Huatulco from the National Tourism Fund, or FONATUR, for Ps. 286.3 million. We won the right to purchase the land through a public bidding process that was part of a program launched by the Mexican Government to accelerate the development of Huatulco as a flagship city for Mexican tourism. Pursuant to the terms of the purchase agreement, we are required to construct at least 450, and no more than 1,300 hotel rooms. In particular, the purchase agreement requires us to undertake the following steps:

1. Present a master development plan for the land (which we have already completed);
2. Submit architectural plans for the development by May 15, 2009;
3. Apply for the relevant environmental permits within 90 days of the submission of architectural plans;
4. Begin construction within 90 days of approval of the environmental permits; and
5. Begin operations of the hotel within 975 days of beginning construction.

We will be considered to have satisfied our obligations under the purchase agreement when at least 80% of the construction on 450 hotel rooms is completed. If we do not complete the required steps within the specified time period or receive an extension from FONATUR, FONATUR has the right to rescind the sale of the land. We have applied for the extension of the deadlines for steps that we have not completed, and we are currently waiting for a response from FONATUR. We cannot assure you that FONATUR will grant the extension, or that we will be able to timely complete the required steps if an extension is not granted.

passenger traffic volume and composition

Our principal source of revenues is passenger charges collected from airlines for each passenger departing from the airport terminals we operate (excluding diplomats, infants and transfer and transit passengers). In 2006, 2007 and 2008, passenger charges represented 76.9%, 76.7% and 77.7% of our aeronautical services revenues and 54.6%, 52.0% and 51.5%, respectively, of our consolidated revenues. Accordingly, that the main factor affecting our results of operations is the number of passengers using our airports.

While in recent years, the traffic volume of domestic passengers in our airports has increased more rapidly than the traffic volume of international passengers, domestic traffic grew more slowly than international traffic in 2008. In 2006 and 2007, for example, the percentage of international passengers using our airports decreased from 58.2% to 55.8%, and the percentage of domestic passengers using our airports increased from 41.8% to 44.2%. However, this trend was reversed in 2008, when the percentage of international passengers increased to 56.8% and the percentage of domestic passengers declined to 43.2%. During 2006, 2007 and 2008, 35.1%, 32.8% and 33.0 % of our total revenues were derived from passenger charges collected from international passengers. The previous increase in domestic passenger

item 5. operating and financial review and prospects

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

traffic was the result of the growth of domestic travel in Mexico, principally due to the emergence of new services from low-cost airlines. However, because of deteriorating economic conditions in Mexico, domestic travel, and correspondingly, domestic passenger traffic decreased in 2008.

Of our passengers traveling internationally, a majority has historically traveled on flights to or from the United States. In 2006, 2007 and 2008, for example, approximately 38.5%, 37.2% and 36.8% of the total passengers and approximately 66.1%, 66.7% and 64.4%, respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States. As a consequence, our results of operations are substantially influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. In addition, of our passengers traveling domestically, a majority has typically traveled on flights to or from Mexico City. In 2006, 2007 and 2008, for example, approximately 80.6%, 71.1% and 68.1%, respectively, of the domestic passengers in our airports arrived or departed on flights originating in or departing to Mexico City. The decreasing percentage of domestic passengers traveling from or to Mexico City reflects the increase in new services from low-cost airlines at a wide range of airports, including Toluca, which has emerged as an alternative point of departure for the Mexico City area. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

classification of revenues and price regulation

For financial reporting purposes, we classify our revenues into two categories: revenues from aeronautical services and revenues from non-aeronautical services. Our revenues from aeronautical services are derived from passenger charges, landing charges, aircraft parking charges, charges for airport security services and for the use of passenger walkways. Our revenues from non-aeronautical services are associated with the leasing of space in our airports to airlines, retailers and other commercial tenants, access fees collected from third parties providing complementary services at our airports and related miscellaneous sources.

Revenues from our airports are subject to a "dual-till" price regulation system. Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated. Based on our classification of revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services, such as access fees charged to third parties providing complementary services in our airports, are regulated by the Ministry of Communications and Transportation. The system of price regulation applicable to our airports establishes an annual maximum rate in pesos for each airport, which is the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from regulated services. The maximum rates for our airports have been determined for each year through December 31, 2013. See "Recent Developments—Master Development Plans and Maximum Rates." In 2006, 2007 and 2008, approximately 74.7%, 71.5%, and 69.8%, respectively, of our total revenues and approximately 12.9%, 11.3%, and 10.2%, respectively, of our revenues from non-aeronautical services were earned from regulated sources of revenues. Revenues associated with leased space in our terminals (other than space leased to airlines and other space deemed essential to our airports by the Ministry of Communications and Transportation) are currently not regulated under the price regulation system established by the Ministry of Communications and Transportation.

The following table sets forth our revenues for the years ended December 31, 2006, 2007 and 2008, based on the categories of services established under the Mexican Airport Law.

	Year Ended December 31,					
	2006		2007		2008	
	(thousands of pesos, except percentages)					
	Amount	Percent	Amount	Percent	Amount	Percent
Regulated Revenues:						
Airport services[1]	1,734,473	74.7%	1,991,745	71.5%	2,211,226	69.8%
Non regulated Revenues:						
Access fees from non-permanent ground transportation	9,022	0.4%	12,053	0.4%	14,679	0.5%
Car parking and related access fees	39,128	1.7%	47,557	1.7%	48,431	1.5%
Other fees	2,451	0.1%	4,198	0.2%	3,227	0.1%
Complementary services[1]	0	0.0%	0	0.0%	0	0.0%
Commercial services	513,140	22.1%	684,794	24.6%	840,984	26.5%
Other services	24,910	1.0%	45,544	1.6%	50,160	1.6%
Total	2,323,124	100.0%	2,785,891	100.0%	3,168,707	100.0%

(1) Includes access fees charged to third parties providing complementary services in our airports, which are classified as non-aeronautical revenues for financial reporting purposes.

AERONAUTICAL REVENUE

The system of price regulation applicable to our aeronautical revenues establishes a maximum rate in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenue per workload unit (equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services. The maximum rates for our airports have been determined for each year through December 31, 2013. See "Recent Developments—Master Development Plans and Maximum Rates."

item 5. operating and financial review and prospects

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

The following table sets forth our revenue from aeronautical services for the years indicated.

	Aeronautical Revenue					
	Year Ended December 31,					
	2006		2007		2008	
	(millions of pesos, except percentages and workload unit data)					
	Amount	Percent	Amount	Percent	Amount	Percent
Aeronautical Revenue:						
Passenger charges	1,267.6	76.9%	1,449.8	76.7%	1,633.2	77.7%
Landing charges	122.0	7.4%	133.9	7.1%	140.5	6.7%
Aircraft parking charges	203.2	12.3%	248.3	13.1%	264.9	12.6%
Airport security charges	23.6	1.5%	26.8	1.4%	29.4	1.4%
Passenger walkway charges	31.2	1.9%	32.2	1.7%	33.9	1.6%
Total Aeronautical Revenue	1,647.6	100.0%	1,891.0	100.0%	2,101.9	100.0%
Other Information:						
Total workload units(1)	14.3		16.7		18.2	
Total aeronautical revenue per workload unit	115.2		113.2		115.5	
Change in aeronautical revenue	4.5%		14.8%		11.2%	
Change in total aeronautical revenues per workload unit(2)	0.8%		(1.7%)		2.0%	

(1) In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(2) In each case, as compared to previous year.

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenue per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year. The specific prices we charge for regulated services are based on various factors, including projections of passenger traffic volumes, capital expenditures estimated in our master development programs, the Mexican producer price index (excluding petroleum) and the value of the peso relative to the U.S. dollar. We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers. Our current agreements with principal airline customers were scheduled to expire on December 31, 2008, but most of them (contracts accounting for 53% of our total passenger traffic) have already been extended beyond this date. The remaining airlines continue to operate under their prior agreements, and we are continuing to negotiate extensions with them. Under these agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements. In 2006, 2007 and 2008, passenger charges represented 76.9%, 76.7% and 77.7% of our aeronautical service revenues and 54.6%, 52.0% and 51.5%, respectively, of our consolidated revenues.

Historically, we have set our prices for regulated services at our airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future. There can be no assurance that we will be able to collect most of the revenue we are entitled to earn from services subject to price regulation in the future.

As noted above, our regulated revenues at each airport are subject to a maximum rate established by the Ministry of Communications and Transportation. To avoid exceeding the maximum rate established at an airport for any given year, we have historically taken measures to ensure that the maximum rates are not exceeded at year end, including reducing prices during the latter part of the year and issuing rebates or discounts to customers as price adjustments. These price adjustments or rebates constitute a reduction of the selling prices (i.e., the amounts originally billed to customers for services rendered), and therefore, are characterized as a reduction of the related revenues recognized during the year, both for Mexican FRS and U.S. GAAP purposes. All discounts and rebates are issued and recorded in the same year as the service is provided. In 2006, 2007 and 2008, we did not issue rebates in significant amounts.

The following table sets forth the number of passengers paying passenger charges for the years indicated.

Passengers Paying Passenger Charges

Airport	Year Ended December 31, 2006	2007	% Change 2006–2007	2008	% Change 2007–2008
	(in thousands, except percentages)				
Cancún	4,820.2	5,630.9	16.8%	6,276.4	11.5%
Mérida	490.0	623.1	27.2%	627.8	0.8%
Cozumel[1]	182.3	253.9	39.3%	261.0	2.8%
Villahermosa	359.7	426.9	18.7%	479.6	12.3%
Other	977.2	1,137.6	16.4%	1,176.8	3.4%
Total	6,829.4	8,072.4	18.2%	8,821.6	9.3%

(1) The decrease in 2006 reflected the decrease in passenger volume due to Hurricane Wilma, which recovered strongly in 2007.

We earn passenger charges from each departing passenger at our airports, other than transit passengers, diplomats and infants.

NON-AERONAUTICAL REVENUE

Our revenues from non-aeronautical services are principally derived from commercial activities, such as leasing of space in our airports to airlines, leasing of space to, and collection of royalties from, third parties operating stores and providing commercial services at our airports and access fees charged to operators of automobile parking facilities and providers of complementary services, and non-commercial activities, such as leasing of space essential for the operation of airlines and access fees from non-permanent ground transportation and complementary service providers, including providers of ramp and handling services, catering, maintenance services and repair and related activities that support air carriers. Most of our revenues from non-aeronautical services are not subject to price regulation under our dual-till price regulation system.

item 5. operating and financial review and prospects

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

The following table sets forth our revenue from non-aeronautical activities for the years indicated.

	Non-aeronautical Revenue					
	Year Ended December 31,					
	2006		2007		2008	
	(millions of pesos, except percentages and passenger data)					
	Amount	Percent	Amount	Percent	Amount	Percent
Non-aeronautical Services:						
Commercial	522.2	77.3%	687.4	76.8%	841.2	78.9%
Leasing of space	511.9	75.8%	673.3	75.2%	824.8	77.3%
Access fee	9.0	1.3%	12.1	1.4%	14.7	1.4%
Other	1.3	0.2%	2.0	0.2%	1.7	0.2%
Non-commercial	153.3	22.7%	207.5	23.2%	225.6	21.1%
Leasing of space	53.6	7.9%	58.1	6.5%	61.8	5.8%
Access fee	64.8	9.6%	79.7	8.9%	82.6	7.7%
Other	34.9	5.2%	69.7	7.8%	81.2	7.6%
Total Non-aeronautical Revenue	675.5	100.0%	894.9	100.0%	1,066.8	100.0%
Other Information:						
Total terminal passengers[1]	13.8		16.2		17.8	
Non-aeronautical revenue per terminal passenger	Ps. 48.9		Ps. 55.2		Ps. 59.9	
Change in non-aeronautical revenue	3.8%		32.5%		19.2%	
Change in total non-aeronautical revenue per terminal passenger[2]	0.02%		12.9%		8.5%	

(1) In millions.

(2) In each case, as compared to previous year.

operating costs

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year Ended December 31,				
	2006	2007		2008	
	(millions of pesos, except percentages and passenger data)				
	Amount	Amount	% Change	Amount	% Change
Operating Costs:					
Cost of services:					
Employee costs	279.7	306.9	9.7%	352.9	15.0%
Maintenance	107.8	118.8	10.2%	146.6	23.4%
Safety, security and insurance	99.2	107.6	8.5%	111.4	3.5%
Utilities	64.8	80.9	24.8%	100.1	23.7%
Other	215.0	233.5	8.6%	213.2	(8.7%)
Total cost of services	766.5	847.7	10.6%	924.2	9.0%
Technical assistance fee	73.7	91.9	24.7%	104.5	13.7%
Government concession fee	116.0	139.3	20.1%	154.8	11.1%
Depreciation and amortization:					
Depreciation[1]	231.8	288.0	24.2%	379.2	31.7%
Amortization[2]	274.3	252.8	(7.8%)	222.3	(12.1%)
Total depreciation and amortization	506.1	540.8	6.9%	601.5	11.2%
Total operating costs	1,462.3	1,619.7	10.8%	1,785.0	10.2%
Other Information:					
Total workload units[3]	14,252.9	16,654.2	16.8%	18,208.4	9.3%
Cost of services per workload unit	53.8	50.9	(5.4%)	50.8	(0.2%)
Cost of services margin[4]	33.0%	30.4%	(7.9%)	29.2%	(3.9%)

(1) Reflects depreciation of fixed assets.

(2) Reflects amortization of our concessions and recovered long-term leases (long-term third-party leases granted by our predecessor to operate commercial areas in our airports).

(3) In thousands. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(4) Cost of services divided by total revenues, expressed as a percentage.

item 5. operating and financial review and prospects

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

COST OF SERVICES

Our cost of services consists primarily of employee, maintenance, safety, security and insurance costs, as well as utilities (a portion of which we recover from our tenants) and other miscellaneous expenses.

TECHNICAL ASSISTANCE FEE AND GOVERNMENT CONCESSION FEE

Under a technical assistance agreement, Inversiones y Tecnicas Aeroportuarias S. A. de C. V. or "ITA" provides management and consulting services and transfers technical assistance, technological and industry knowledge, as well as experience to us for a fee. Our results of operations reflect the accrual of the technical assistance fee to ITA under the technical assistance agreement. The technical assistance fee is equal to the greater of a fixed dollar amount or 5% of our consolidated earnings before comprehensive financing costs, income taxes and depreciation and amortization (determined in accordance with Mexican FRS and calculated prior to deducting the technical assistance fee).

We are subject to the Mexican Federal Duties Law, which requires each of our airports to pay a concession fee to the Mexican Government, which is currently equal to 5% of the gross annual revenues (regulated and non-regulated) of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession. The concession fee may vary on an annual basis as determined solely by the Mexican federal congress, and there can be no assurance that this fee may not increase in the future. If the Mexican federal congress increases the concession fee, we are entitled to request an increase in our maximum rates from the Ministry of Communications and Transportation; however, there can be no assurance that the Ministry of Communications and Transportation would honor our request.

DEPRECIATION AND AMORTIZATION

Our depreciation and amortization expenses primarily reflect the amortization of the investments realized in our nine concessions under our master development plans. Our current master development plans went into effect as of January 1, 2009 and expire December 31, 2013.

taxation

Mexican companies were generally required to pay the greater of their income tax liability or their asset tax liability (determined at a rate of 1.25% of the average tax value of virtually all of their assets (including, in our case, our concessions), less the average tax value of certain liabilities (basically liabilities owed to Mexican residents excluding those with financial institutions or their intermediaries)). In December 2006, the Mexican authorities approved a change in the methodology used to calculate asset tax liabilities and reduced the tax rates to 1.25% from 1.8%, applicable to the average tax value of virtually all of the company's assets without reducing the average tax value of certain liabilities. In 2006 and 2007, we and our subsidiaries paid an aggregate of Ps. 125.9 million and Ps. 81.9 million, respectively, in asset taxes. As a result of changes in the Mexican tax law, the asset tax balance may be recovered through rebates over the following ten years of up to 10% of the total asset tax paid out and pending recovery, provided that this sum does not exceed the difference between the income tax paid during the period and the asset tax paid during the three previous years, whichever is lower, when the income tax exceeds asset tax in any of those years.

On October 1, 2007, a new flat rate business tax (*Impuesto Empresarial a Tasa Única*, or "IETU") was approved by the Mexican Government and became effective as of January 1, 2008. This law, which eliminated the asset tax and replaced it with the IETU as described below, applies to individuals and companies with permanent establishment in Mexico. Such individuals and companies are required to pay the greater of the IETU or the income tax. IETU is calculated by applying a tax rate of 16.5% in 2008, 17.0% in 2009 and 17.5% thereafter to an income determined based on cash flows. This income is determined by deducting authorized deductions (including wages, social security contributions and certain investment expenditures) from total income earned from taxable activities. IETU tax credits are deducted according to procedures established in the IETU tax law. With the exception of Aeropuerto de Cancún, S. A. de C. V. (Cancún Airport), we and all of our subsidiaries pay, and we expect will continue to pay IETU rather than income tax. Accordingly, in 2007, the Company had a net write-off of Ps. 150.0 million, representing the cumulative deferred income taxes of these subsidiaries. In addition, as of December 31, 2007, we recognized a deferred IETU tax liability of Ps. 706.6 million and deferred IETU tax asset of Ps. 217.4 million, corresponding to timing differences generated in the calculation of the IETU taxable base which are expected to occur in future periods in the following subsidiaries: Aeropuerto de Cozumel, S. A. de C. V., Aeropuerto de Mérida, S. A. de C. V., Aeropuerto de Oaxaca, S. A. de C. V.,

Aeropuerto de Tapachula, S. A. de C. V., Aeropuerto de Veracruz, S. A. de C. V., Aeropuerto de Villahermosa, S. A. de C. V. and Servicios Aeroportuarios del Sureste, S. A. de C. V. In 2008, these subsidiaries paid aggregate IETU of Ps. 75.9 million.

Because our financial and tax projections indicate that our Cancún Airport subsidiary is expected to pay income tax in the future, and since we are required to amortize the Cancún Airport investments and concession over a longer period than the related amortization for tax purposes under Mexican FRS, we expect to continue recognizing a deferred income tax liability in our financial statements as a result of the difference between the amount of the Cancún Airport investments amortization for tax and financial reporting purposes.

employee statutory profit sharing

We are subject to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws. Under this regime, 10% of a company's unconsolidated annual profits, as calculated for tax purposes, must be distributed among employees other than the chief executive officer. We were not required to pay employee statutory profit sharing in 2006, 2007 and 2008 because we generated tax losses in those years. On May 3, 2005, the Mexican Supreme Court ruled in a plenary session relating to four cases that net operating loss carryforwards could not be deducted when calculating net taxable income for profit sharing liability purposes. In light of these decisions, we have decided not to include net operating loss carryforwards in the calculation of our profit sharing liability.

effects of devaluation and inflation

The following table sets forth, for the periods indicated:

- the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar;
- the Mexican inflation rate;
- the U.S. inflation rate; and
- the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year Ended December 31,		
	2006	2007	2008
Depreciation (appreciation) of the Mexican Peso as compared to the U.S. dollar[1]	1.7%	0.96%	(26.7%)
Mexican inflation rate[2]	4.1%	3.76%	6.53%
U.S. inflation rate[3]	2.5%	4.1%	0.1%
Increase in Mexican gross domestic product[4]	4.8%	3.3%	1.3%

(1) Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, the Mexican Central Bank, at the end of each period, which were as follows: Ps. 10.8116 per U.S. dollar as of December 31, 2006, Ps. 10.9157 per U.S. dollar as of December 31, 2007 and Ps. 13.8325 per U.S. dollar as of December 31, 2008.

(2) Based on changes in the Mexican consumer price index from the previous period, as reported by Banco de Mexico. The Mexican consumer price index at year end was: 121.0150 in 2006, 125.5640 in 2007 and 133.7610 in 2008.

(3) As reported by the U.S. Department of Labor, Bureau of Statistics.

(4) In real terms, as reported by the Mexican National Statistical, Geographic and Information Institute (INEGI) as of February 20, 2009.

The general condition of the Mexican economy, changes in the value of the peso as compared to the dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

- **DEPRECIATION AND AMORTIZATION EXPENSE.** Until December 31, 2007, we restated our non-monetary assets to give effect to inflation. The restatement of these assets in periods of high inflation increased the carrying value of these assets in pesos, which in turn increased the related depreciation expense and risk of impairments. In the 2008 period, the Company ceased recognizing the effects of inflation, and accordingly, the carrying value of the assets no longer increased; however, depreciation expense related to those restated assets was still being recognized during 2008. Our airport concessions are being amortized on a straight-line basis over the life of the concession.
- **PASSENGER CHARGES.** Passenger charges for international passengers are currently denominated in dollars, while passenger charges for domestic passengers are denominated in pesos. Therefore, our passenger charges, which are stated herein in pesos, will be affected by a depreciation or appreciation in the value of the peso as compared to the dollar.

item 5. operating and financial review and prospects

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

- COMPREHENSIVE FINANCING RESULT (COST). As required by Mexican FRS, our comprehensive financing cost reflects gains or losses from foreign exchange, gains or losses from monetary position (until January 1, 2008) and gains and losses from interest. As a result, it is impacted by both inflation and currency depreciation.
- MAXIMUM RATES IN PESOS. Our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars, but are generally paid in Mexican pesos based on the average exchange rate for the month prior to each flight. We generally collect passenger charges from airlines 60–115 days following the date of each flight. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index, excluding petroleum), a depreciation of the peso as compared to the dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our concessions. In the event that any one of our concessions is terminated, our other concessions may also be terminated. In addition, if the peso appreciates as compared to the dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

Following the new Mexican FRS B-10, since the cumulative inflation in Mexico measured by the *indice nacional de precios al consumidor*, or national consumer price index ("NCPI") in the three-year period ended December 31, 2007 was below 26%, we ceased recognizing the effects of inflation in our financial statements for the fiscal year beginning January 1, 2008.

operating results by airport

The following table sets forth our results of operations for the periods indicated.

Airport Operating Results

	Year Ended December 31,		
	2006	2007	2008
		(millions of pesos)	
Cancún:			
Revenues:			
Aeronautical services	Ps. 1,210.0	Ps. 1,370.4	Ps. 1,551.8
Non-aeronautical services	547.1	737.7	891.5
Total revenues	1,757.1	2,108.1	2,443.3
Net operating income	840.9	667.3[1]	356.2
Merida:			
Revenues:			
Aeronautical services	101.8	124.5	127.6
Non-aeronautical services	39.9	47.6	51.8
Total revenues	141.7	172.1	179.4
Net operating income	14.7	22.8[1]	2.5

Airport Operating Results

	Year Ended December 31,		
	2006	2007	2008
		(millions of pesos)	
Villahermosa:			
Revenues:			
Aeronautical services	Ps. 77.6	Ps. 91.0	Ps. 106.5
Non-aeronautical services	23.0	27.5	33.4
Other		12.5	
Total revenues	100.6	131.0	139.9
Net operating income	17.0	42.7(1)	27.6
Other:(3)			
Revenues:			
Aeronautical services	258.2	305.1	316.0
Non-aeronautical services	65.5	69.6	90.2
Total revenues	323.7	374.7	406.1
Net operating (loss) income	(11.7)(2)	433.4(1)	997.4
Total:			
Revenues:			
Aeronautical services	1,647.6	1,891.0	2,101.9
Non-aeronautical services	675.5	894.9	1,066.8
Total revenues	2,323.1	2,785.9	3,168.7
Net operating income	860.9	1,166.2(1)	1,383.7

(1) Reflects the results of intercompany transactions between us and our subsidiaries and among our subsidiaries. During the third quarter of 2007, we and our subsidiaries entered into an intercompany agreement that enables us to recognize results by considering our subsidiaries as one economic unit, and allows us to make corporate charges and credits to and from our subsidiaries for the purpose of establishing sufficient cash flow at each subsidiary to support such subsidiary's respective obligations. The implementation of this strategy affects operating income results reported by individual airports but does not affect our consolidated results.

(2) The loss in 2006 reflects the decrease in passenger volume due to Hurricane Wilma. Passenger volume recovered strongly in 2007.

(3) Reflects the results of operations of our parent holding company, our administrative services company, our airports located in Veracruz, Minatitlan, Oaxaca, Huatulco, Tapachula and Cozumel and consolidation adjustments.

item 5. operating and financial review and prospects

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

summary historical results of operations

The following table sets forth our consolidated results of operations for the periods indicated.

	Consolidated Operating Results		
	Year Ended December 31,		
	2006	2007	2008
	(thousands of pesos)		
Revenues:			
Aeronautical services	Ps. 1,647,594	Ps. 1,890,950	Ps. 2,101,879
Non-aeronautical services	675,530	894,941	1,066,828
Total revenues	2,323,124	2,785,891	3,168,707
Operating Expenses:			
Cost of services	(665,275)	(743,642)	(810,101)
General and administrative expenses	(101,156)	(104,019)	(114,159)
Technical assistance fee(1)	(73,707)	(91,945)	(104,485)
Government concession fee(2)	(116,007)	(139,294)	(154,752)
Depreciation and amortization	(506,124)	(540,821)	(601,513)
Total operating expenses	(1,462,269)	(1,619,721)	(1,785,010)
Net operating income	860,855	1,166,170	1,383,697
Comprehensive Financing Result:			
Interest income, net	103,322	106,482	137,454
Exchange (losses) gains, net	4,106	1,612	36,818
Loss from monetary position	(91,642)	(92,950)	0
Net comprehensive financing income	15,786	15,144	174,272
Non-ordinary items(3)	(16,242)	(2,385)	(9,734)
Income before taxes	860,399	1,178,929	1,548,235
Provision for taxes	(312,432)	(656,568)	(498,766)
Net income	547,967	522,361	1,049,469
Other Operating Data (Unaudited):			
Operating margin(4)	37.1%	41.9%	43.7%
Net margin(5)	23.6%	18.8%	33.1%

(1) We are required to pay ITA a technical assistance fee based on the technical assistance agreement. This fee is described in "Operating Costs—Technical Assistance Fee and Government Concession Fee."

(2) Each of our subsidiary concession holders is required to pay a concession fee to the Mexican Government under the Mexican Federal Duties Law. The concession fee is currently 5% of each concession holder's gross annual revenues from the use of public domain assets pursuant to the terms of its concession. This fee is described in "Operating Costs—Technical Assistance Fee and Government Concession Fee."

(3) Non-ordinary items refers to restructuring and contract termination fees and loss on natural disasters. On January 1, 2007, we adopted Mexican FRS B-3, Statement of Income, which incorporates, among other things, a new approach to classifying income and expenses as ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees' profit sharing as an ordinary expense and not as tax. Accordingly, our financial statements for 2006 have also been reclassified to conform to the current year presentation. Such reclassifications consisted of 1) Ps. 16,242 reclassified from extraordinary items to non-ordinary items, and 2) Ps. 3,904 reclassified from provision for income taxes and employees' statutory profit sharing to general and administrative expenses.

(4) Operating income divided by total revenues, expressed as a percentage.

(5) Net income divided by total revenues, expressed as a percentage.

results of operations for the year ended december 31, 2008 compared to the year ended december 31, 2007

revenues

Total revenues for 2008 were Ps. 3,168.7 million, 13.7% higher than the Ps. 2,785.9 million recorded in 2007. The increase in total revenues resulted from an increases in revenues from aeronautical services and non-aeronautical services, as described below.

Our revenues from aeronautical services, net of rebates, increased 11.2% to Ps. 2,101.9 million in 2008 from Ps. 1,891.0 million in 2007, due primarily to the 9.3% increase in passenger volume. Revenues from passenger charges increased 12.7% to Ps. 1,633.2 million in 2008 (77.7% of our aeronautical revenues during the period) from Ps. 1,449.8 million in 2007 (76.7% of our aeronautical revenues during the period). Aeronautical revenues per workload unit increased 2.0% from 113.2 in 2007 to 115.5 in 2008, principally because of the relative increase of international passenger traffic versus domestic passenger traffic and the relatively higher rates charged for international traffic.

Revenues from non-aeronautical services increased 19.2% to Ps. 1,066.8 million in 2008 from Ps. 894.9 million in 2007, principally due to increased passenger traffic and the opening of Terminal 3 in May 2007, which, when combined with other factors, led to a 35.0% increase in revenues from duty-free shops, a 10.2% increase in food and beverage revenues, a 23.5% increase in revenues from retail stores and a 24.0% increase in other income, which consisted principally of revenue from tourism services and hotel reservations providers. Increases of 21.6% in advertising revenues, 1.8% in revenues from parking lots, 10.6% in revenues from car rental companies, 28.6% in revenues from banking and currency exchange services, 10.8% in revenues from teleservices, and 20.5% in revenues from ground transportation also contributed to the increase in revenues from non-aeronautical services. Non-aeronautical revenue per terminal passenger increased 8.5%, from Ps. 55.2 per passenger in 2007 to Ps. 59.9 per passenger in 2008.

Our revenues from regulated sources in 2008 were Ps. 2,211.2 million, an 11.0% increase compared to Ps. 1,991.7 million in 2007, mainly due to the increase in total passenger traffic of 12.3%. During 2008, Ps. 957.5 million of our revenues derived from non-regulated sources, a 20.6% increase from the Ps. 794.1 million of revenues derived from non-regulated sources in 2007. This increase was primarily due to the 22.4% increase in commercial revenues described above, from Ps. 687.4 million in 2007 to Ps. 841.2 million in 2008.

operating expenses and operating income

Total operating expenses were Ps. 1,785.0 million in 2008, a 10.2% increase from the Ps. 1,619.7 million recorded in 2007, primarily as a result of an 8.9% increase in cost of services, a 11.2% increase in depreciation and amortization, a 13.6% increase in technical assistance fees, a 11.1% increase in our concession fee and a 9.7% increase in general and administrative expenses. As a percentage of total revenues, operating expenses decreased to 56.3% of total revenues in 2008 from 58.1% of total revenues in 2007.

Cost of services increased 8.9% to Ps. 810.1 million in 2008 from Ps. 743.6 million in 2007. The increase was principally due to higher personnel costs related to our personnel reorganization, professional fees resulting from the operation of the checked baggage security system which was installed in 2008 and the opening of Terminal 3, which resulted in increases in energy costs, security costs, insurance premiums, and maintenance expenses. In recent years, our cost of services per workload unit has decreased, from Ps. 50.9 in 2007 to Ps. 50.8 in 2008.

General and administrative expenses increased 9.8% to Ps. 114.2 million in 2008 from Ps. 104.0 million in 2007. This increase was primarily attributable to increased personnel costs related to our personnel reorganization which occurred in the second quarter of 2008.

Technical assistance fees increased by 13.6% to Ps. 104.5 million in 2008 from Ps. 91.9 million in 2007, and concession fees increased by 11.1% to Ps. 154.8 million in 2008 from Ps. 139.3 million in 2007. The technical assistance fees increased in 2008 due to the corresponding increase in our consolidated earnings before comprehensive financing costs, income taxes, and depreciation and amortization, which is the basis used to determine the technical assistance fees. The increase in government concession fees was primarily the result of increased revenues.

Depreciation and amortization costs increased by 11.2% to Ps. 601.5 million in 2008 from Ps. 540.8 million in 2007. This increase was principally due to the depreciation of new investments in fixed assets and improvements made to concession assets.

item 5. operating and financial review and prospects

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

Operating income increased 18.7% to Ps. 1,383.7 million in 2008 from Ps. 1,166.2 million in 2007. This increase in operating income was primarily a result of the 13.7% increase in revenues, which more than offset the increase in total operating expenses of 10.2%.

Operating income for Cancún Airport decreased by 46.6% to Ps. 356.2 million in 2008 from Ps. 667.3 million in 2007 primarily as a result of an intercompany agreement that we entered into in the third quarter of 2007 that enables us to recognize results by considering our subsidiaries as one economic unit, and allows us to make corporate charges and credits to and from our subsidiaries for the purpose of establishing sufficient cash flow at each subsidiary to support such subsidiary's respective obligations. Our eight other airports, our parent holding company and our administrative services company, on an aggregate basis, reported operating income of Ps. 1,027.5 million in 2008 compared to operating income of Ps. 498.9 million in 2007. During 2008, revenues in those eight airports, our parent holding company, and the administrative services company increased 51.7% and passenger traffic volume in the other eight airports increased 4.2%, respectively, from 2007. The increase in revenues largely resulted from the increase in non-aeronautical revenues.

comprehensive financing result

Our net comprehensive financing result increased to income of Ps. 174.3 million in 2008 as compared to income of Ps. 15.1 million in 2007, primarily due to an increase in interest income in 2008, the elimination of losses from monetary position resulting from the fact that we are no longer required to adjust for inflationary effects in accordance with FRS B-10, and an increase in foreign exchange gains.

income taxes, asset tax and deferred flat rate business tax

As a result of changes in Mexican tax law that took effect January 1, 2008, which established the IETU and eliminated the asset tax, pursuant to Mexican Financial Reporting Standards we reviewed our deferred assets and liabilities position. As a result of this review, we recognized a deferred IETU tax liability of Ps. 699.3 million and deferred IETU tax asset of Ps. 199.3 million corresponding to timing differences generated in the calculation of the IETU taxable base which are expected to occur in future periods in such subsidiaries.

net income

Net income increased to Ps. 1,049.5 million in 2008 from Ps. 522.4 million in 2007. This was mainly the result of the decrease in our provision for income taxes due to the tax reforms discussed above in "Taxation," the elimination of losses from monetary position resulting from the fact that we are no longer required to adjust for inflationary effects in accordance with FRS B-10, and the increase in revenues discussed above.

results of operations for the year ended december 31, 2007 compared to the year ended december 31, 2006

revenues

Total revenues for 2007 were Ps. 2,785.9 million, 19.9% higher than the Ps. 2,323.1 million recorded in 2006. The increase in total revenues resulted from an increases in revenues from aeronautical services and non-aeronautical services, as described below.

Our revenues from aeronautical services, net of rebates, increased 14.8% to Ps. 1,891.0 million in 2007 from Ps. 1,647.6 million in 2006, due primarily to the 17.8% increase in passenger volume. Revenues from passenger charges increased 14.4% to Ps. 1,449.8 million in 2007 (76.7% of our aeronautical revenues during the period) from Ps. 1,267.6 million in 2006 (76.9% of our aeronautical revenues during the period). Aeronautical revenues per workload unit decreased 1.7% from Ps. 115.2 in 2006 to Ps. 113.2 in 2007, principally because of the relative rise of domestic passenger traffic versus international passenger traffic and the relatively lower rates charged for domestic traffic.

Revenues from non-aeronautical services increased 32.5% to Ps. 894.9 million in 2007 from Ps. 675.5 million in 2006, principally due to increased passenger traffic and the opening of Terminal 3 in May 2007, which led to a 20.7% increase in revenues from duty-free shops, a 39.3% increase in food and beverage revenues, a 34.9% increase in revenues from retail stores and a 76.6% increase in other income, which consisted principally of the receipt of final payment for the lease of the Airshop restaurant at Terminal 2 of Cancún Airport and revenue from tourism services and hotel reservations providers. Increases of 66.4% in advertising revenues, 21.5% in revenues from parking lots, 25.3% in revenues from car rental companies, 9.2% in revenues from banking and currency exchange services, 2.8% in revenues from teleservices, and 33.0% in revenues from ground transportation also contributed to the increase in revenues from non-aeronautical services. Non-aeronautical revenue per terminal passenger increased 12.9%, from Ps. 48.9 per passenger to Ps. 55.2 per passenger. Our revenues from regulated sources in 2007 were Ps. 1,991.7 million, a

14.8% increase compared to Ps. 1,734.5 million in 2006, mainly due to the increase in total passenger traffic of 17.8%. During 2007, Ps. 794.1 million of our revenues derived from non-regulated sources, a 34.9% increase from the Ps. 588.7 million of revenues derived from non-regulated sources in 2006. This increase was primarily due to the 32.5% increase in commercial revenues described above.

operating expenses and operating income

Total operating expenses were Ps. 1,619.7 million in 2007, a 10.8% increase from the Ps. 1,462.3 million recorded in 2006, primarily as a result of an 11.8% increase in cost of services, a 6.9% increase in depreciation and amortization, a 24.7% increase in technical assistance fees and a 20.1% increase in concession fee and a 2.8% increase in general and administrative expenses. As a percentage of total revenues, operating expenses decreased to 58.1% of total revenues in 2007 from 62.9% of total revenues in 2006.

Cost of services increased 11.8% to Ps. 743.6 million in 2007 from Ps. 665.3 million in 2006. The increase was principally due to higher personnel costs (particularly in information technology) associated with the implementation of internal accounting controls pursuant to the Sarbanes-Oxley Act of 2002, and the opening of Terminal 3, which resulted in increases in energy costs, security costs, insurance premiums, and maintenance expenses. In recent years, our cost of services per workload unit has decreased, from Ps. 53.8 in 2006 to Ps. 50.9 in 2007.

General and administrative expenses increased 2.8% to Ps. 104.0 million in 2007 from Ps. 101.2 million in 2006. This increase was primarily attributable to increased marketing costs related to our participation in tourism fairs during 2007 aimed at attracting new airline service to our airports.

Technical assistance fees increased by 24.7% to Ps. 91.9 million in 2007 from Ps. 73.7 million in 2006, and concession fees increased by 20.1% to Ps. 139.3 million in 2007 from Ps. 116.0 million in 2006. The technical assistance fees increased in 2007 due to the corresponding increase in our consolidated earnings before comprehensive financing costs, income taxes, and depreciation and amortization, which is the basis used to determine the technical assistance fees. The increase in government concession fees was primarily the result of increased revenues.

Depreciation and amortization costs increased by 6.9% to Ps. 540.8 million in 2007 from Ps. 506.1 million in 2006. This increase was principally due to the depreciation of investments in fixed assets and improvements made to concession assets.

Operating income increased 35.5% to Ps. 1,166.2 million in 2007 from Ps. 860.9 million in 2006. This increase in operating income was primarily a result of the 19.9% increase in revenues, which more than offset the increase in total operating expenses of 10.8%.

Operating income for Cancún Airport decreased by 20.6% to Ps. 667.3 million in 2007 from Ps. 840.9 million in 2006 primarily as a result of an intercompany agreement that we entered into in the third quarter of 2007 that enables us to recognize results by considering our subsidiaries as one economic unit, and allows us to make corporate charges and credits to and from our subsidiaries for the purpose of establishing sufficient cash flow at each subsidiary to support such subsidiary's respective obligations. Our eight other airports, our parent holding company and our administrative services company, on an aggregate basis, reported operating income of Ps. 498.9 million in 2007 compared to operating income of Ps. 20 million in 2006. During 2007, revenues in those eight airports, our parent holding company, and the administrative services company increased 19.7% and passenger traffic volume in the other eight airports increased 20.9%, respectively, from 2006. The increase in revenues largely resulted from the increase in non-aeronautical revenues.

comprehensive financing result

Our net comprehensive financing result decreased to income of Ps. 15.1 million in 2007 as compared to income of Ps. 15.8 million in 2006, primarily due to an increase in interest income in 2007, which was offset in part by a decrease in foreign exchange gains.

income taxes, asset tax and deferred flat rate business tax

As a result of changes in Mexican tax law that took effect January 1, 2008, which established the IETU and eliminated the asset tax, pursuant to Mexican Financial Reporting Standards we reviewed our deferred assets and liabilities position. As a result of this review, we had a net write-off of Ps. 150 million, representing the cumulative deferred income taxes of the subsidiaries that are expected to pay IETU in the future, and we recognized a deferred IETU tax liability of Ps. 706.6 million and deferred IETU tax asset of Ps. 217.4 million corresponding to timing differences generated in the calculation of the IETU taxable base which are expected to occur in future periods in such subsidiaries.

item 5. operating and financial review and prospects

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

net income

Net income declined to Ps. 522.4 million in 2007 from Ps. 548.0 million in 2006. This was mainly the result of the increase in deferred fixed rate company taxes due to the tax reforms discussed above in "Taxation."

liquidity and capital resources

Our operations, financing and investing activities are funded through cash flow from operations. The cash flow generated from our operations has generally been used to cover operating expenses and capital expenditures, to make dividend payments and to increase our cash balances. In addition, in 2008, 2007 and 2006, we used Ps. 951.0 million, Ps. 231.0 million and Ps. 219.0 million, respectively, to pay dividends. At December 31, 2008, we had Ps. 1,734.0 million in cash and marketable securities.

In 2008, we generated Ps. 1,555.2 million in resources from operating activities. Our resources used in financing activities were Ps. 951.3 million, as a result of payment of dividends of Ps. 600.0 million and Ps. 351.3 million of tax on dividends paid. Our resources used in investing activities in 2008 were Ps. 796.1 million for purchases of machinery, furniture, equipment, construction in progress related to the second runway at Cancún Airport, and the purchase of land for development in Huatulco.

In 2007, we generated Ps. 1,622.6 million in resources from operating activities. Our resources used in financing activities were Ps.320.1 million, as a result of payment of dividends of Ps. 231.2 million and Ps. 88.9 million of tax on dividends paid. Our resources used in investing activities in 2007 were Ps. 665.2 million for purchases of machinery, furniture, equipment and construction in progress related to the second runway at Cancún Airport.

In 2006, we generated Ps. 1,070.4 million in resources from operating activities. Our resources used in financing activities were Ps. 307.9 million, as a result of payment of dividends of Ps. 218.6 million and Ps. 89.3 million of tax on dividends paid, partially offset by recovered income tax on dividends paid in previous years. Our resources used in investing activities in 2006 were Ps. 1,129.9 million for the construction of the Terminal 3 building at Cancún Airport, which began operations on May 18, 2007.

Under the terms of our concessions, every five years our subsidiary concession holders must present a master development plan to the Ministry of Communications and Transportation for approval. Each master development plan includes concession holders' investment commitments for the succeeding five-year period, including capital expenditures and improvements. Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our concessions.

On March 31, 2009, the Ministry of Communications and Transportation approved each of our master development plans. The current terms of the master development plans went into effect as of January 1, 2009 and will be in effect until December 31, 2013.

The following table sets forth our historical investments in the periods indicated.

	Capital Expenditures
Year Ended December 31,	(thousands of pesos)
2006	1,129,915[1]
2007	665,160[1]
2008	935,772[2]

(1) Expressed in constant pesos with purchasing power as of December 31, 2008.
(2) Expressed in historical pesos.

Although we currently intend to fund the investments and working capital required by our business strategy through cash flow from operations, we may incur debt to finance all or a portion of these investments in the future.

critical accounting policies

The preparation of our financial statements requires that we make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses generated during the reporting period. There can be no assurance that actual results will not differ from those estimates and assumptions. The impact and any associated risks related to such policies on our business operations are addressed where such policies affect our reported and expected financial results throughout our discussion of our results of operations. Critical accounting policies are defined as those that are both important to the portrayal of our financial condition and results of operations and which require us to exercise significant judgment. Our most critical accounting policies are described briefly below. For a detailed discussion of the application of these and other accounting policies, see Notes 2 and 17 of our financial statements.

REVENUE RECOGNITION

Revenues are obtained from aeronautical services, which generally relate to the use of airport infrastructure by air carriers and passengers, and from non-aeronautical services.

Aeronautical services revenues consist of passenger charges for departing passengers (excluding diplomats, infants, and transfer and transit passengers), landing charges based on the average between aircraft's maximum takeoff weight and the zero-fuel weight and hour of arrival, aircraft parking charges based on the time an aircraft is on the ground and hour of arrival, passenger walkway charges for the connection of aircraft to terminals, based on hour of arrival, and airport security charges for departing passengers. Aeronautical services revenue is recognized as passengers depart, at the time of landings and as services are provided, as the case may be.

Non-aeronautical service revenues consist primarily of the leasing of space in airport terminals, access fees from third parties providing handling, catering and other services at the airports and miscellaneous other revenues.

Rental income is recognized on terminal space that is leased through operating leases. Such leases stipulate either: fixed monthly rental fees or fees based on the greater of a minimum monthly rental fee and a specified percentage of the lessee's monthly revenues or the number of departing passengers. Access fees and other service revenues are recognized as services are provided. All amounts are calculated and recognized on a monthly basis.

Under the Airport Law and its regulations, our revenues are classified as Airport Services, Complementary Services or Commercial Services. Airport Services consist primarily of the use of runways, taxiways and aprons for landings and departures, aircraft parking, the use of passenger walkways, security services, hangars, automobile parking facilities as well as the general use of terminal space and other infrastructure by aircraft, passengers and cargo, including the lease of space essential for the operation of airlines and complementary service providers. Complementary Services consist primarily of ramp and handling services, catering, maintenance and repair, as well as related activities to support air carriers. Revenues from access fees charged to third parties providing complementary services are classified as Airport Services. Commercial Services consist of services that are not considered essential to the operation of an airport, such as the lease of space to retailers, restaurants and banks.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We perform ongoing credit evaluations of our customers and adjust credit limits based upon the customer's payment history and current creditworthiness. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. Even though these credit losses have historically been within our expectations and we have an established allowance to provide for losses, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Since our accounts receivable are concentrated in the hands of a few large customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collection of our accounts receivables and our future operating results.

VALUATION OF RIGHTS TO USE AIRPORT FACILITIES AND AIRPORT CONCESSIONS

We periodically review the carrying value of our rights to use airport facilities and airport concessions. This review is based on our projections of anticipated discounted future cash flows over the life of our assets or concessions, as appropriate. Since our airport concessions expire in 2048, significant management judgment is required to estimate these future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions about such cash flows could materially affect our evaluations including assumptions concerning passenger traffic, changes in rates, inflation and operating costs. Additionally, in analyzing the carrying value of our airport concessions, we compare the aggregate carrying value of all nine of our airport concessions to the net cash flows derived from all of the airports, as we are not permitted to dispose of or cease operating any individual airport. The aggregate net cash flows from all of our airports exceeds the carrying value of the airport concessions. Accordingly, because we analyze our valuation estimates on an aggregate level, we have not recognized any impairment loss in the carrying value of an individual airport concession where the carrying value of the individual airport concession exceeds the net cash flows of that airport.

DEFERRED INCOME TAX, EMPLOYEES' STATUTORY PROFIT SHARING, FLAT RATE BUSINESS TAX, ASSET TAX AND DIVIDEND TAX

Our income tax expense, employees' statutory profit sharing and asset tax is comprised of current expenses and deferred expenses. Deferred income tax and deferred flat rate business tax represent the tax effects of temporary differences generated from the differences in the accounting and tax treatment of balance sheet items,

item 5. operating and financial review and prospects

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

such as our airport concessions, rights to use airport facilities and from non-balance sheet items such as tax loss carryforwards and credits. Deferred employees' statutory profit sharing is calculated in a similar manner. These temporary differences and tax loss carryforwards and credits are accounted for as deferred tax assets or liabilities on our balance sheet. The corresponding difference between the beginning and year-end balances of the recognized deferred tax assets and liabilities is recorded in earnings. Asset tax is a minimum tax that is calculated as 1.25% of the average tax value of virtually all of our assets. In 2006 and 2007, we were subject to the asset tax, which may be recovered through rebates over the following ten years of up to 10% of the total asset tax paid and pending recovery, provided that this sum does not exceed the difference between the income tax paid during the period and the asset tax paid during the three previous years, whichever is lower, when the income tax exceeds asset tax in any of those years. The asset tax was eliminated in 2008 in favor of the flat rate business tax. Deferred income and flat rate tax assets, deferred employees' statutory profit sharing assets, dividend tax and recoverable asset tax are not subject to valuation allowances if we estimate that there is a high probability that the assets will be realized. We have analyzed each airport on an individual basis and have recognized valuation allowances against deferred tax assets, deferred employees' statutory profit sharing and recoverable asset tax for some of our airport subsidiaries where taxable income is not expected in the near future. We have not recognized valuation allowances against tax loss carryforwards generated by our other airport subsidiaries, whereby taxable profits are expected, because each is taxed on an individual basis and under current tax law these tax carryforwards can be carried forward through the term of the airport concessions or a period of ten years. As our airport concessions expire in 2048, significant management judgment concerning a number of factors, including the number of passengers we anticipate in our airports, increases in rates and inflation; changes in the discount rate and taxes is required in determining any valuation allowance.

CONTINGENT LIABILITIES

We are a party to a number of legal proceedings. Under generally accepted accounting principles, liabilities are recognized in the financial statements when a loss is both estimable and probable. If the loss is neither probable nor estimable or if the likelihood of a loss is remote, no amounts are recognized in the financial statements. Based on legal advice we have received from our Mexican counsel and other information available to us, we have not recognized any losses in the financial statements as a result of these proceedings.

RECENTLY ISSUED ACCOUNTING STANDARDS

During 2008, the *Consejo Mexicano para la Investigación y Desarollo de Normas de Información Financiera*, or Mexican Commission for Research and Development of Financial Reporting Standards ("CINIF") issued certain FRS and certain Interpretations to Financial Reporting Standards ("IFRS"), which became effective on January 1, 2009 (except for INIF-14, which will become effective on January 1, 2010), as follows:

- FRS B-7, *Business Acquisitions*, supersedes bulletin B-7, *Business Acquisitions*, which was effective up to December 31, 2008, and establishes the general standards for valuing and disclosing the initial recognition of net assets acquired in a business acquisition on the acquisition date, as well as any related non-controlling participation, goodwill and purchase gain.
- FRS B-8, *Consolidated and Combined Financial Statements*, supersedes Bulletin B-8, *Consolidated and Combined Financial Statements and Valuation of Permanent Share Investments*, which was effective up to December 31, 2008, and establishes the general standards for the preparation and presentation of the consolidated and combined financial statements; as well as for the disclosures accompanying such financial statements.
- FRS C-7, *Investment in Associates and other Permanent Investments*, establishes the standards for the accounting recognition of investments in associates, as well as other permanent investments which do not involve control, joint control or significant influence.
- FRS C-8, *Intangible Assets*, supersedes Bulletin C-8, *Intangible Assets*, which was effective until December 31, 2008, and establishes the valuation, presentation and disclosure rules for the initial and subsequent recognition of intangible assets acquired individually or through a business acquisition, or internally generated during the normal course of an entity's operation.
- FRS D-8, *Share Based Payments*, supersedes the supplemental application in Mexico of IFRS 2, *Share Based Payments*, and establishes the standards for recognition of share based payments in financial statements.
- IFRS 14, *Contracts for Construction, Sale and Rendering of Services Related to Real Estate*, is an interpretation of Bulletin D-7, *Contracts for Construction and Manufacturing of Certain Capital Goods*, and relates to the recognition of income and associated costs and expenditures arising from contracts for construction,

sale and rendering of services related to real estate. This interpretation will be effective from January 1, 2010 for any entity that executes contracts for construction, sale and rendering of services related to real estate. Early adoption is allowed.

We do not believe that any of the foregoing FRS or IFRS will have a significant impact on our results of operation.

differences between mexican frs and u.s. gaap

Our financial statements are prepared in accordance with Mexican FRS, which differs in certain respects from U.S. GAAP. See Note 17 to our financial statements.

The principal differences between Mexican FRS and U.S. GAAP as they relate to us are the treatment of the investments in our concessions and rights to use airport facilities and the related effect on deferred income taxes, the treatment of fees from leasehold agreements, impairment reversals and write-offs of asset tax recoverables. Each of these differences affects both net income and stockholders' equity. See Note 17 to our financial statements for a discussion of these differences and the effect on our results of operation.

NEW U.S. ACCOUNTING STANDARDS

We are currently evaluating the impact, if any, that the adoption of the following recently issued accounting standards will have on our financial position, result of operations and disclosures.

- In December 2007, the Financial Accounting Standards Board, or "FASB" published SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*, which is an amendment of ARB No. 51. This statement addresses the reporting of minority interests in the results of the parent and provides direction for the recording of such interests in the financial statements. It also provides guidance for the recording of various transactions related to the minority interests, as well as certain disclosure requirements. SFAS No. 160 will be effective for fiscal years, and interim periods beginning after December 15, 2008; earlier adoption is prohibited and shall be applied prospectively. The presentation and disclosure requirements shall be applied retrospectively for all periods presented.
- In December 2007, the FASB published SFAS No. 141-R, which replaces SFAS No. 141, *Business Combinations*. This statement improves the reporting of information about a business combination and its effects. This statement establishes principles and requirements for how the acquirer will recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition. Also, the statement determines the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase, and finally, determines the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141-R will be effective for all business combinations with an acquisition date on or after the beginning of the first annual reporting period after December 15, 2008; earlier adoption is prohibited.
- In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 ("FSP FAS 157-2"), *Effective Date of FASB Statement No. 157*, which delays the effective date of FASB Statement No. 157, *Fair Value Measurements*, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP FAS 157-2 will be effective for financial statements issued for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years.
- On March 19, 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities*. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. SFAS No. 161 will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.
- In April 2008, the FASB issued FASB Staff Position No. FAS 142-3 ("FSP FAS 142-3"), *Determination of the Useful Life of Intangible Assets*. FSP FAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets*. FSP FAS No. 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS No. 142-3 will be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.
- In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with U.S. GAAP. SFAS No. 162 will be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*.

item 5. operating and financial review and prospects

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Subsidiaries

- In May 2008, the FASB issued SFAS No. 163, *Accounting for Financial Guarantee Insurance Contract—an interpretation of FASB Statement No. 60.* This statement requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. This statement also requires expanded disclosure about financial guarantee insurance contracts. SFAS No. 163 will be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.
- In May 2008, the FASB issued FASB Staff Position No. APB 14-1 ("FSP ASB 14-1"), *Accounting for Convertible Debt Instruments That May Be Settled In Cash Upon Conversion (Including Partial Cash Settlement).* FSP APB 14-1 changes the accounting treatment for convertible debt instruments that require or permit partial cash settlement upon conversion. The accounting changes require issuers to separate convertible debt instruments into two components: a non-convertible bond and a conversion option. The separation of the conversion option creates an original issue discount in the bond component which is to be amortized as interest expense over the term of the instrument using the interest method, resulting in an increase to interest expense and a decrease in net income and earnings per share.
- On November 12, 2008, FASB issued FAS No. 104-e and FIN 46(R)-e, *Disclosures about Transfers of Financial Assets and Interests in Variable Interest Entities.* Enhanced disclosures pursuant to FAS No. 104-e and FIN 46(R)-e will be required of all public entities effective for periods ending after December 15, 2008.
- In December 2008, the FASB approved FASB Staff Position No. FAS 132(R)-1 ("FSP FAS 132(R)-1"), *Employers' Disclosures about Pensions and Other Postretirement Benefits*, which provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 also includes a technical amendment to SFAS 132(R) that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The disclosures about plan assets required by this FSP FAS 132(R)-1 will be effective for financial statements issued for fiscal years beginning after December 15, 2009.

off-balance sheet arrangements

We are not party to any off-balance sheet arrangements, nor have we been involved in any such transactions in the past.

tabular disclosure of contractual obligations

	Payments Due by Period (in millions of pesos)				
Contractual Obligations	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Master Development Plans[1]	Ps. 4,733.2	Ps. 903.5	Ps. 3,305.3	Ps. 524.4	Ps.—
Purchase Obligations	—	—	—	—	—
Operating Lease Obligations	1	1	—	—	—
Technical Assistance Agreement[2]	104	104	—	—	—
Total	Ps. 4,838.2	Ps. 1,088.5	Ps. 3,305.3	Ps. 524.4	Ps.—

(1) The master development plans, which contain the investment commitments for our airports have been approved for each year through December 31, 2013. The plans also contain indicative investments for calendar years 2014 through 2023, but these amounts are not binding on us.

(2) Reflects fixed minimum amount due under the Technical Assistance Agreement. Actual amount to be paid in any year may be higher because technical assistance fees are calculated as the greater of a fixed dollar amount (subject to certain adjustments) and 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican FRS and calculated prior to deducting the technical assistance fee).

investor relations

Adolfo Castro Rivas

acastro@asur.com.mx

Tel: (52 55) 5284 0408

Fax: (52 55) 5284 0454



COTIZA EN
BOLSA MEXICANA DE VALORES

ASUR B

ASR LISTED NYSE

corporate offices

Bosque de Alisos No. 47A Piso 4

Bosques de las Lomas

CP 05120 México DF

Tel: (52.55) 52.84.04.00

Fax: (52.55) 52.84.04.07

www.asur.com.mx
www.mexicosleadingairports.com

ASUR's Annual Report 2008 may contain certain expectations regarding the results of ASUR or its subsidiaries. Any such projections, which are subject to management opinions, are based on known, current information; however, expectations may vary from actual developments due to facts, circumstances and events that are beyond the control of ASUR and its subsidiaries.

Designed by Curran & Connors, Inc. / www.curran-connors.com


ASUR
AEROPUERTOS DEL SURESTE

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Bosque de Alisos No. 47A, Piso 4
Bosques de las Lomas
CP 05120 México DF

TEL. (52.55) 52.84.04.00
FAX (52.55) 52.84.04.07

www.asur.com.mx
www.mexicosleadingairports.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.



By: ________________________________

Name: Adolfo Castro Rivas

Title: Director of Finance

Date: May 29, 2009